MATERIAL INFORMATION

ecopetrol

2025 Results | FOURTH QUARTER

Operational Performance And Financial Execution In Line With Plan

Market Indicators	Plan 2025	Real 2025
Brent	73	68 (-6.6%)
TRM	4,150	4,053 (-2.3%)

Financial Management	Plan 2025	Real 2025
Investments BUSD	5.8 - 6.7	6.3
EBITDA Margin	39%	39% (100%)
Efficiencies TCOP	5.0	6.6 (132%)

Operational Management	Plan 2025	Real 2025
Wells Drilled	10	16 (160%)
Production *mboed*	740 - 750	745
Midstream *mbd*	1,130 - 1,170	1,102
Downstream *mbd*	415 - 420	417
MW Added	900	951 (106%)

Production
mboed

709
737
746
745
2022
2023
2024
2025

121%
Reserves Replacement Rate

517 mbd
National crude oil production. The highest level in the last five years

Midstream
mbd

1,071
1,113
1,119
1,102
2022
2023
2024
2025

★ Reversal of the Coveñas-Ayacucho system

+122 mbd
Expansion of evacuation capacity across strategic pipeline routes

Downstream
mbd

358
420
414
417
2022
2023
2024
2025

Quarterly throughput record
430 mbd

Gross Margin 13.1 USD/Bl
Optimization of crude slates

Energies
for the Transition

249 GBTUD
Joint commercialization of Sirius gas

Greater than
800 GBTUD
of import optionality for natural gas

951 MW
Added
55 BCOP in savings

isa
CONEXIONES QUE INSPIRAN

USD 283 Millions
Awards secured in power transmission projects

19%
Contribution to the Group's EBITDA

Financial Performance

6.6 TCOP
Efficiencies record

~35 TCOP
Transfers to the Nation

Net Income 2025 vs 2024

External Factors
Net Income
TCOP
14.9
-1.6
56% CPO-09 Purchase Valuation
44% Impairment Recovery
-5.6
Brent -6.1
Inflation -0.7
Exchange Rate -0.4
External events -1.0
Differentials +2.6
1.3
Company management: OPEX optimization, commercial strategy, and other initiatives
14.6
Net income excluding external factors
-5.6
9.0
Net Income 2024
One - Off 2024 (No effect in Cash)
External Factors
Operational Activity
Net Income 2025

95% of the variance is explained by external factors

CONTACT INFORMATION investors@ecopetrol.com.co

At the Ecopetrol Group, we work with the purpose of maintaining our operational strength and financial discipline as the pillars that sustain our capacity to fulfill the commitments set. During 2025, we faced a challenging environment, marked by market volatility in which we responded to external events beyond our control.

Last year, we met the investment plan, prioritizing strategic projects and maximizing value from the existing portfolio. Our capacity to adapt, combined with the operational excellence, allowed us to remain competitive, achieve operational continuity and deliver the results presented below.

In the Hydrocarbons line, we continued strengthening the management of our reserves, reaching a replacement index of 121%, resulting mainly from recovery projects that made a historic contribution to our balance. The average production level was 745 mbd, accomplishing 2025’s target and in line with 2024’s level. We highlighted the outstanding contribution of domestic crude production which reached 517 mbd, the highest level of the last five years.

During 2025, we advanced recent discoveries to a development phase, highlighted by the commercial declaration of four exploratory areas: Orca Brasil, Lorito, Toritos, and Saltador.

The transportation segment showed a high capacity for adaptation. Through strategic investments and operational adjustments, the pipeline system was expanded by 122 mbd and captured alternative revenues, responding with agility to the needs of the Ecopetrol Group and the market. As a result, the segment delivered a net profit of COP 5 trillion for the year, marking the second-highest performance in its history.

In refining, we reached throughputs of 417 mbd in 2025 and achieved a historic record of 430 mbd in 4Q25. The high availability of the units, the optimization of crude slates, and timely commercial decisions allowed the capture of competitive margins, strengthening the profitability of the business.

Our commercialization efforts, anchored in the internationalization and diversification strategy and supported by market conditions, resulted in the strongest crude differential in four years, at -4.6 USD/Bl, a 2 USD/Bl improvement versus 2024.

In the Energy Transition line, we achieved important milestones. We exceeded the self-generation target, reaching 951 MW above the 900 MW target set for 2030, driven by the incorporation of the Portón del Sol solar projects and the Windpeshi wind farm. This is expected to reduce our exposure to the regulated energy market and optimize our cost structure.

We commercialized in advance, together with Petrobras, 249 GBTUD of gas from Sirius, an important long-term milestone for the market. These volumes are expected to contribute significantly to the national supply of this energy source starting in 2030.

On the gas supply front, we developed profitable alternatives and expanded the portfolio of opportunities in Buenaventura, Coveñas, and Puerto Bahía. This increased our import capacities to more than 800 GBTUD in the coming years, which is essential to attend the country’s expected gas deficit in the coming years.

In 2025, the Transmission and Toll Roads line was awarded energy transmission projects worth USD 353 million and the start of operation of projects in Latin America for up to USD 664 million.

These operational results, together with rigorous financial discipline, an efficiency plan that reached historic figures of COP 6.6 trillion, and our human capital and execution capability, were the key for accomplishing 2025 financial results: EBITDA of COP 46.7 trillion, an EBITDA margin of 39%, a net income of COP 9.0 trillion and a total contribution to the Nation of COP 34.6 trillion among dividends, taxes, and royalties in 2025. This supports the proposal of a dividend of COP 110 per share payable in 2026.

Ricardo Roa Barragán
President, Ecopetrol S.A.

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In 2025, Ecopetrol S.A. and its subsidiaries (the “Ecopetrol Group,” and Ecopetrol S.A. on a standalone basis, “Ecopetrol” or the “Company”) the Ecopetrol Group generated an EBITDA of COP 46.7 trillion, a net income of COP 9.0 trillion and an EBITDA margin of 39%. The results are supported by an increase in crude production, the efficiency program, better crude and product differentials vs Brent, factors that allowed compensating the effect of lower market prices, environment challenges and new taxes.

Table 1: Financial and Operational Summary – Ecopetrol Group

Main Results Indicators	4Q 2025	4Q 2024	∆ ($)	∆ (%)	12M 2025	12M 2024	∆ ($)	∆ (%)
External variables
Brent USD/Bl	63	74	(11)	(14.7%)	68	80	(12)	(14.6%)
Brent COP	241	322	(81)	(25.2%)	276	325	(49)	(15.1%)

Financial Figures (BCOP)
TotaL sales	28,819	34,792	(5,973)	(17.2%)	119,694	133,328	(13,634)	(10.2%)
Ebitda	9,956	11,877	(1,921)	(16.2%)	46,676	54,143	(7,467)	(13.8%)
EBITDA Margin	34.5%	34.1%	-	0.4%	39.0%	40.6%	-	(1.6%)
Net Income	1,527	3,898	(2,371)	(60.8%)	9,029	14,935	(5,906)	(39.5%)

Operative Figures Kbp/kboed
Total Sales	984.1	1,051.7	(67.6)	(6.4%)	970.5	1,011.6	(41.1)	(4.1%)
Production	729.2	730.1	(0.9)	(0.1%)	745.3	745.8	(0.5)	(0.1%)
Crude Oil	574.8	558.2	16.6	3.0%	581.4	569.8	11.6	2.0%
Gas and Liquids	154.4	171.9	(17.5)	(10.2%)	163.9	176.0	(12.1)	(6.9%)
Refineries Throughputs	429.7	401.4	28.3	7.1%	417.1	413.8	3.3	0.8%
Transported Volumes	1,115.6	1,096.2	19.4	1.8%	1,102.4	1,118.7	(16.3)	(1.5%)

See in Annex Table 1 the Consolidated Income Statement

The figures included in this report are audited and are expressed in trillions of Colombian pesos (COP), or U.S. dollars (USD), in thousand barrels of oil equivalent per day (mboed) or tons and are so indicated when appropriate. For presentation purposes, certain figures in this report were rounded to the nearest decimal.

Forward-looking statements: This release may contain forward-looking statements related to the company’s business outlook, estimates for operating and financial results, and Ecopetrol’s growth plans. These are projections and, as such, are based solely on management’s expectations regarding the Company’s future and its access to capital to finance the Company’s business plan. Such forward-looking statements depend essentially on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and other countries where the Company has operations and the industry, among other factors; therefore, they are subject to change without prior notice.

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I.	Financial and Operating Results

Revenue from Sales

In 2025, revenue from sales totaled COP 119.7 trillion, a decrease of COP –13.6 trillion, or 10.2%, compared to 2024, as the net result of:

•	Lower weighted average selling price of –6.1 USD/Bl (COP –9.7 trillion), due to the drop in Brent, partially offset by stronger product cracks and better negotiated crude differentials.
•	A decrease in sales volume (COP –3.9 trillion, –41.1 mboed), mainly due to: i) lower domestic sales of gas and liquified petroleum gas (“LPG”), ii) higher realization of crude abroad in 2024 due to the volume in transit from year-end 2023, while in 2025 no transits from the previous period were recorded, and iii) a decrease in refined products for export.
•	A decrease in the average exchange rate, with a negative effect on revenue of COP –0.4 trillion.
•	Higher service revenues (COP +0.4 trillion).

Revenue from sales in 4Q25 totaled COP 28.8 trillion, a decrease of COP –6.0 trillion, or 17.2%, compared to 4Q24, due to:

•	A decrease in the average exchange rate, with a negative effect on revenue of COP –2.8 trillion.
•	Lower weighted average selling price of –3.9 USD/Bl (COP –1.8 trillion), due to the factors explained in the previous paragraph.
•	Lower sales volumes (COP –1.6 trillion, –67.6 mboed), mainly due to: i) lower domestic sales of gas, middle distillates and LPG, ii) lower crude availability to increase throughput at the Barrancabermeja Refinery, and iii) a decrease in fuel oil for export.
•	Higher revenues from energy transmission and roads services (COP +0.2 trillion).

Table 2: Volumetric Sales – Ecopetrol Group

Local Sales Volume - mboed	4Q 2025	4Q 2024	∆ (%)	12M 2025	12M 2024	∆ (%)
Medium Distillates	190.6	201.0	(5.2%)	187.3	188.1	(0.4%)
Gasoline	133.9	133.2	0.5%	130.6	130.2	0.3%
Natural Gas	63.0	80.4	(21.6%)	67.5	84.9	(20.5%)
Industrials and Petrochemicals	19.7	19.2	2.6%	19.4	18.5	4.9%
LPG and Propane	10.3	13.3	(22.6%)	12.1	15.0	(19.3%)
Crude Oil	0.0	(0.1)	(100%)	0.0	0.0	-
Fuel Oil	0.0	0.2	(100.0%)	0.2	0.2	0.0%
Total Local Volumes	417.5	447.2	(6.6%)	417.1	436.9	(4.5%)

Export Sales Volume - mboed	4Q 2025	4Q 2024	∆ (%)	12M 2025	12M 2024	∆ (%)
Crude Oil	450.5	463.3	(2.8%)	429.1	445.9	(3.8%)
Products	99.4	127.0	(21.7%)	107.3	114.8	(6.5%)
Natural Gas*	16.7	14.2	17.6%	17.0	14.1	20.6%
Total Export Volumes	566.6	604.4	(6.3%)	553.4	574.7	(3.7%)

Total Sales Volumes	984.1	1,051.7	(6.4%)	970.5	1,011.6	(4.1%)

* Natural gas exports correspond to local sales by Ecopetrol America LLC and Ecopetrol Permian LLC.

The total volume sold during 4Q25 was 984 mboed, a decrease of –67.6 mboed, or 6.4%, reflecting the following:

Sales in Colombia decreased by 6.6% (–29.7 mboed) due to:

•	A decrease of 21.6% (–17.4 mboed) in gas sales explained by lower contracted quantities in Cusiana–Cupiagua due to expiration of contracts with third parties.
•	A decrease of 22.6% (–3.0 mboed) in LPG and propane sales due to a decrease in production of liquids, mainly in Cusiana and Cupiagua.

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•	A decrease of 2.9% in fuel sales (–9.7 mboed) due to lower diesel demand from large consumers and industrial burners.
•	An increase in petrochemical product sales by 2.6% (+0.5 mboed) due to higher demand for asphalt, polypropylene and other chemicals.

International sales decreased by 6.3% (–37.8 mboed) due to:

•	A decrease of 21.7% in products exports (–27.6 mboed), mainly explained by the reduction in fuel oil sales during 4Q25 (-15 mboed). This variation is explained by maintenance activities executed in 4Q24 which increased fuel oil exports during such period.
•	A decrease of 2.8% in crude export (–12.8 mboed), explained by higher refinery throughputs (+28 mboed), which reduces crude available for export.

Table 3 - Average Prices and Basket Spreads - Ecopetrol Group

USD/Bl	4Q 2025	4Q 2024	∆ (%)	12M 2025	12M 2024	∆ (%)
Brent	63.1	74.0	(14.7%)	68.2	79.9	(14.6%)
Natural Gas Basket	30.0	29.3	2.4%	28.6	27.8	2.9%
Crude Oil Basket	59.1	67.5	(12.4%)	63.6	73.4	(13.4%)
Products Basket	79.3	80.0	(0.9%)	81.6	86.8	(6.0%)

Crude Oil: In 4Q25, versus 4Q24, crude basket prices decreased by 8.4 USD/Bl, a smaller drop than that observed in Brent (–10.9 USD/Bl). This dynamic reflected the Company’s capacity to capture better prices and improve the differential by 2.5 USD/Bl, a direct result of the commercial strategy deployed during the period.

These results were underpinned by the strengthening of market diversification and the consolidation of long-term relationships with customers who value Ecopetrol’s crude basket for its reliable supply, high quality standards, and operational flexibility.

Refined Products: In 4Q25, the product sales basket weakened by only 0.7 USD/Bl, despite a more pronounced weakening of Brent, compared to 4Q24. This variation was mitigated by stronger indicators versus Brent, especially in gasoline and diesel, driven by low inventory levels, stable fuel demand, refinery outages, new European Union sanctions on Russia, as well as the sale of more valuable products within the Ecopetrol Group’s product basket.

Natural Gas: The gas sales price strengthened 0.7 USD/Bl, going from 29.3 USD/Bl to 30.0 USD/Bl mainly due to the strengthening of domestic prices in line with market conditions and the negotiation of new contracts.

Cost of Sales

In 2025, cost of sales decreased 5.1% (COP –4.4 trillion), compared to 2024. In 4Q25, cost of sales decreased 16.0% (COP –3.9 trillion), compared to 4Q24.

Variable costs: decreased 12.2% (COP –6.2 trillion) in 2025 versus 2024, explained by:

•	A decrease in crude, gas and products purchases (COP –6.8 trillion) due to: i) lower weighted average purchase price of –7.9 USD/Bl in line with Brent (COP –4.5 trillion) and ii) a decrease in volume purchased (–21.8 mboed; COP –2.3 trillion), due to lower crude requirements given higher domestic production, as well as the termination of some crude contracts at the national level.
•	Increase in other variable costs (COP +0.6 trillion), mainly due to inflationary effects in costs and an increase in use of materials for operation.

Variable costs decreased 25.1% (COP –3.5 trillion) in 4Q25 versus 4Q24, due to: i) a decrease in volume purchased (–69.2 mboed; COP –2.2 trillion), mainly fuels given better operation in the refineries, which enabled meeting domestic demand with a higher share of in-house production, ii) lower weighted average purchase price of –9.7 USD/Bl (COP –1.1 trillion) and iii) positive effect in purchases due to lower average exchange rate (COP –0.9 trillion). These factors were partially offset by iv) a decrease in inventory valuation in line with the decrease in reference prices in 4Q25.

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Fixed costs: Fixed costs in 2025 versus 2024 increased 4.1% (COP +0.9 trillion) due to: i) higher construction activity at Interconexión Eléctrica, S.A. (“ISA”) and ii) an increase in labor, maintenance, contracted services, general and other costs, mainly due to inflationary effect. These factors were partially offset by iii) cost control and efficiencies.

In 4Q25, fixed costs maintained a level similar to 4Q24. Efficiencies in operating expenses, together with a positive exchange rate effect due to a lower average exchange rate, allowed the containment of the inflationary impact.

Depreciation and amortization: Depreciation and amortization increased 6.0% (COP +0.9 trillion) in 2025, due to an increase in crude production and a higher level of capital investment. The above was partially offset by an increase in reserves that translates into a lower depreciation rate.

Depreciation and amortization decreased 8.0% (COP –0.3 trillion) in 4Q25 versus 4Q24, mainly due to a positive exchange rate effect on depreciation of Ecopetrol’s subsidiaries with USD functional currency, given a lower average exchange rate.

Operational and Exploratory Expenses, net of Other Income (before long-term impairment assets)

Operational expenses, net of other income (before impairment of long-term assets), increased by 18.7% (COP +1.7 trillion) in 2025 versus 2024 mainly explained by the net effect of:

•	Non-recurring income in 2024 of COP +1.7 trillion (before taxes), related to Ecopetrol’s acquisition from Repsol of the 45% interest in the CPO-09 association contract, which generated a positive effect in the 2024 result due to the valuation at market prices of both the portion acquired and the pre-existing portion in Ecopetrol S.A.

•	An increase in operational expenses of COP +0.8 trillion mainly due to the higher tax burden resulting from the new ‘conmoción interior’ taxes (COP +0.6 trillion), inflationary effect and higher provision for receivables from the Company Air-e in ISA (COP +0.2 trillion).

•	A decrease in exploratory expenses of COP –0.8 trillion in 2025 versus 2024 resulting from a decrease in write-offs of exploratory assets.

Regarding 4Q25 vs 4Q24, operational expenses increased by 92.9%, or COP 1.5 trillion, mainly explained by: i) the recognition of the valuation of the CPO-09 acquisition for COP +1.7 trillion recorded as income in 4Q24, ii) the higher tax burden resulting from the new ‘conmoción interior’ taxes (COP +0.2 trillion). These factors were partially offset by a COP –0.4 trillion decrease in exploratory and other expenses.

Long-Term Impairment Assets

As a result of the annual exercise of comparing book values of assets against market values under IFRS, for 2025 there is a recovery of impairment of long-term assets of COP +23 billion before taxes. This result reflects the net effect between an impairment reversal in the transportation segment and an impairment charge in the exploration and production segment, as follows:

•	Transportation and logistics: The recovery of COP +0.3 trillion mainly due to the reduction in the discount rate, the update in transportation tariffs based on macro variables and the decrease in projected costs.

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•	Exploration and production: a COP -0.3 trillion impairment charge due to the decrease in future hydrocarbon prices, partially offset by the implementation of asset profitability management plans and a reduction in the discount rate.

Financial Results (Non-Operational)

There was no change in financial expense (non-operational) in 2025 compared to 2024. This was explained by the net effect of: i) higher interest on debt, ii) lower portfolio yields, iii) financial update of long-term liabilities and provisions and iv) higher income from exchange difference given the net liability position in U.S. dollars and the revaluation of the peso against the U.S. dollar.

In 4Q25, financial expense (non-operational) decreased 16.7%, or COP –0.4 trillion, compared to 4Q24. This decrease was mainly explained by the financial update of long-term liabilities and provisions.

Income Tax

The Effective Tax Rate (ETR) for 2025 decreased to 31.4% from 36.1% in 2024. Similarly, in 4Q25 the ETR decreased to 28.6% from 34.7% in 4Q24. The lower ETR in both periods is mainly due to the lower income surtax which equals 0% in 2025 vs 10% in 2024, offset by the impact of different tax rates on the results of certain of Ecopetrol’s subsidiaries.

Balance Sheet

Assets as of December 31, 2025 decreased 5.7%, or COP –17.2 trillion, compared to assets as of December 31, 2024. This decrease was mainly due to: i) the exchange rate effect on the assets of subsidiaries with origin currency different from the Colombian peso, ii) a decrease in cash, iii) a decrease in accounts receivable due to the payment of the FEPC of 2024 vs what was accrued in 2025 and iv) higher CAPEX, all of the above partially offset by the year’s depreciation.

Liabilities as of December 31, 2025 decreased 9%, or COP –16.5 trillion, compared to liabilities as of December 31, 2024. This decrease was due to the net effect of: i) a decrease in financial obligations mainly due to the revaluation of the Colombian peso against the U.S. dollar, ii) a decrease in accounts payable, iii) lower provision of actuarial calculation due to a higher discount rate, and iv) a decrease in current tax liabilities and other liabilities. These factors were partially offset by higher abandonment provision.

Equity as of December 31, 2025 decreased 1%, or COP -0.7 trillion, compared with equity as of December 31, 2024. This decrease was driven by: i) dividend payments, and ii) the re-expression effect of subsidiaries with the U.S. dollar as functional currency. These factors were partially offset by profits of the period.

Cash Flow, Debt and FEPC

Table 4: Cash Position –Ecopetrol Group

Billion (COP)	4Q 2025	4Q 2024	12M 2025	12M 2024
Initial cash and cash equivalents	10,364	14,099	14,054	12,336
(+) Cash flow from operations	8,295	9,580	33,342	45,128
(-) CAPEX	(6,764)	(6,869)	(20,827)	(20,928)
(-) Consideration paid for acquisition of assets	0	(880)	(1,109)	(880)
(+/-) Investment portfolio movement	3,274	782	2,265	(2,455)
(-) Acquisition of subsidiaries, net of cash acquired	(301)	0	(366)	(158)
(+) Other investment activities	558	740	2,125	2,387
(+/-) Adquisition, borrowings and interest payments of debt	(3,203)	(3,028)	(5,630)	(7,092)
(-) Dividend payments	(693)	(632)	(11,717)	(15,565)
(+/-) Exchange difference (cash impact)	(818)	273	(1,425)	1,313
(-) Return of capital	(18)	(10)	(18)	(31)
Final cash and cash equivalents	10,694	14,054	10,694	14,054
Investment portfolio	2,014	4,141	2,014	4,141
Total cash	12,708	18,195	12,708	18,195

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Cash Flow

As of December 31, 2025, the Ecopetrol Group had COP 12.7 trillion in cash (27% COP and 73% USD). During 2025, the main sources of operating cashflow were FEPC collections and the sale of portfolio securities, which increased cash for COP +33.3 trillion. The main cash outflows in the period were: i) CAPEX disbursements, ii) payment of 100% of dividends to Ecopetrol shareholders, and iii) payment of interest on debt.

Debt

As of December 31, 2025, the debt outstanding was COP 109.2 trillion, equivalent to USD 29,065 million, a decrease of COP –10.8 trillion compared to December 31, 2024. The consolidated debt of ISA contributes USD 9,046 million to Ecopetrol Group’s outstanding debt. The decrease in debt is mainly explained by the exchange rate effect of U.S. dollar-denominated financial obligations at the closing exchange rate, which is recognized mainly in equity through hedge accounting.

The Gross Debt/EBITDA ratio as of December 31, 2025, was 2.3 times, below the level established for 2025 (2.5 times). The Net Debt/EBITDA ratio as of December 31, 2025, was 2.1 times and the Debt/Equity ratio as of December 31, 2025, was 1.0 times.

Fuel Price Stabilization Fund (FEPC)

As of December 31, 2025, the balance of the FEPC accounts receivable is COP 3.0 trillion, the lowest since the end of 2020. In 2025, the FEPC accounts receivable decreased by COP –4.6 trillion, compared to 2024, mainly explained by payments received from the Ministry of Finance and Public Credit for COP –7.6 trillion corresponding to the 2024 balance. This decrease was partially offset by the 2025 accrual for COP +3.0 trillion.

Efficiencies

The Profitability and Efficiency Program is one of the key strategies for operational improvements that favor profitability and the cash position of the Ecopetrol Group.

In 2025, the Ecopetrol Group defined an efficiency plan and target of approximately COP 5 trillion. As of December 31, 2025, the Ecopetrol Group had reached a record figure of COP 6.6 trillion (+COP 1.3 trillion vs 2024). Efficiencies with impact on EBITDA amounted to COP 3.6 trillion, exceeding the target for such metric by approximately COP 1.0 trillion. Such efficiencies contributed to:

•	contain the effect of lower Brent–peso and lower revenues of the hydrocarbons business unit;
•	reduce the base of manageable costs in hydrocarbons; and
•	maintain a solid cash position and contribute to the net income of the Ecopetrol Group.

The efficiency initiatives with EBITDA impact to highlight were: lower energy costs; savings in energy consumption, with efficiencies amounting to 182 BCOP (including a reduction of 134 BCOP in energy costs and 2.68 petajoules, and lower use of gas available for sale totaling 48 BCOP and 2.12 petajoules); reduced maintenance costs; maintaining a conversion index of ~91% at the Barrancabermeja refinery; materials reuse; demand control in regional operations (non-industrial infrastructure service delivery models and personnel-related services such as transportation, catering, and meals); efficiency strategies to increase production; higher margins in crude and product commercialization; and increased transportation system capacity.

Efficiencies in capital expenditures closed 2025 at ~COP 2.0 trillion, exceeding the target by ~COP 0.6 trillion. The following factors contributed to efficiencies in capex: 1) the reduction of the investment plan by –USD 500 million without affecting the activity level, 2) management of changes in prices of material, and 3) strengthening the Ecopetrol Group’s cash position.

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The following factors also impacted capex efficiencies: design and engineering in surface facilities and drilling and completion, lean construction (use of leftover materials and optimization of labor in the construction stage of projects) and contract negotiations for goods and services.

Finally, efficiencies with impact on working capital were ~COP 1.0 trillion. Highlights include management of FEPC advance payments, reduction of material inventory and fiscal management.

Investments

Table 5: Investments by Segment – Ecopetrol Group

Business Line	Million USD	TCOP Equivalent	% Share
Hydrocarbons	3,933	15.9	63%
Energies for the Transition**	750	3.0	12%
Energy Transmission and Toll Roads	1,572	6.4	25%
Total Organic Investments	6,255	25.3	100%

* Includes the total amount of investments in hydrocarbon transportation of each of the Ecopetrol Group Companies (Ecopetrol S.A. Participation and non-controlling interest).

Average TRM: 4,052.71

** Includes investment in Gas and Energy Transition

As of December 31, 2025, the Ecopetrol Group had made organic investments for USD 6,255 million (COP 25.3 trillion), complying with what the target of the 2025 financial plan (range between COP 24 and 28 trillion). Investments were carried out mainly in Colombia with a 71% share and the remaining 29% internationally, mainly in Brazil (19%) and the United States (10%).

Additionally, inorganic investments totaling USD 349 million (COP 1.4 trillion) were executed, including the remaining payment for the acquisition of the 100% interest in CPO-09 and the purchase of renewable energy projects including solar and wind, bringing total Group investments to USD 6,604 billion (COP 26.7 trillion).

Hidrocarbons

Investments in the hydrocarbons line represented 63% of the organic Ecopetrol Group’s total, reaching USD 3,933 million (COP 15.9 trillion). Exploration and production activities accounted for USD 3,173 million (COP 12.9 trillion), primarily concentrated in the Meta Department in assets such as Caño Sur Rubiales, Castilla, and Chichimene. At the international level, investments were focused in Brazil (the Orca Brasil project) and in the United States (Midland in the Permian Basin).

In the refining segment, the Ecopetrol Group invested USD 389 million (COP 1.6 trillion), mainly aimed at ensuring operational continuity and securing refinery availability (94%), as well as in projects such as SOX Emissions Control and the Fuels Quality Baseline at the Barrancabermeja Refinery, in addition to major maintenance and turnaround activities at both refineries.

In the transportation segment, investments in 2025 totaled USD 294 million (COP 1.2 trillion), primarily directed toward maintaining operational continuity across the various crude oil and multi-product pipeline systems, through crossing activities, mechanical repairs, and geotechnical works.

Energies for Transition

In 2025, the Ecopetrol Group reaffirmed its commitment to the energy transition by executing investments in energy transition totaling USD 750 million (COP 3.0 trillion), representing 12% of the Ecopetrol Group’s total organic investments. In the natural gas value chain and supply segment, the Ecopetrol Group invested USD 587 million (COP 2.4 trillion), mainly in the GUAOFF-0 block in the Colombian Caribbean offshore and in the Piedemonte Llanero region, particularly in fields such as Floreña and Cupiagua in the Department of Casanare.

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Additionally, USD 163 million (COP 0.6 trillion) were allocated to energy efficiency and renewable energy initiatives, including key solar power projects such as the La Iguana Solar Ecopark and the Coral green hydrogen project at the Cartagena Refinery.

Energy Transmission and Road

In 2025, the Energy Transmission and Road Infrastructure business line executed investments totaling USD 1,572 million (COP 6.4 trillion), representing 25% of the Ecopetrol Group’s total organic investments. Of this amount, 92% was directed to the power transmission business in Brazil, Peru, and Colombia. Road infrastructure projects accounted for 7%, with notable initiatives such as Ruta del Este in Panama and, in Chile, the Ruta del Maipo and Ruta de los Ríos projects. The remaining 1% corresponded to the telecommunications business in Colombia.

Progress in the customs correction process initiated by DIAN related to VAT on fuel imports

1.	According to DIAN’s opinion, formalized through Concept No. 100202208-2305 of December 19, 2024 and ratified in July 2025, the import and nationalization of gasoline and diesel (ACPM) is subject to the Value Added Tax (VAT) at the general rate of 19%. The value of the products at customs is used as base for the tax calculation.

2.	Applying the aforementioned concept, DIAN notified Refinería de Cartagena of six Official Correction Assessments in the amount of COP 1.96 trillion comprising VAT, penalties and interest for fuel imported between 2022 (partial) and end of 2024. Refinería de Cartagena opposed DIAN’s collections by filing motions for reconsideration of these Official Correction Assessments. In two of these processes, which joint amount is COP 1.37 trillion (VAT, penalties and interest), DIAN denied our motions. In these two processes, Refinería de Cartagena has filed lawsuits against DIAN before the contentious-administrative jurisdiction. The other four processes are still pending DIAN’s decision on Refinería de Cartagena’s motions for reconsideration.

Ecopetrol was also notified of two Official Correction Assessments, in the amount of COP 9.45 trillion comprising VAT, penalties and interest. Against these Official Correction Assessments Ecopetrol opposed DIAN’s collections by filing motions for reconsideration of these Official Correction Assessments. In January 2026, DIAN denied one of Ecopetrol’s motions for reconsideration and confirmed its assessment for COP 7.64 trillion (VAT, penalties and interest). In such process, with respect to which the administrative route would have been exhausted and Ecopetrol has filed a lawsuit against DIAN before the contentious-administrative jurisdiction. The other process is still pending DIAN’s decision on the motion.

3.	However, Ecopetrol and Refinería de Cartagena disagree with DIAN’s interpretation that seeks retroactive VAT collection, for the reasons that were timely presented to DIAN in responses to the Special Customs Requirements (REA’s), in the motions for reconsideration against the Official Correction Assessments and in the lawsuits for annulment and restoration of rights. Additionally, Refinería de Cartagena and Ecopetrol have involved oversight bodies such as the Office of the Inspector General (Procuraduría) and the Office of the Comptroller General (Contraloría) to review DIAN’s concepts and audit process.

4.	In accordance with the procedural rules of the customs regime and the Tax Code, DIAN may continue with the collection process and may employ coercive collection procedures. Such actions by DIAN do not hinder Refinería de Cartagena and Ecopetrol’s rights before the administrative or judicial authorities. Although Refinería de Cartagena and Ecopetrol continue to oppose DIAN, a possible coercive collection by DIAN could have a material adverse effect on the operations, liquidity and financial position of Refinería de Cartagena and Ecopetrol. To avoid a potential material adverse effect, Refinería de Cartagena and Ecopetrol also filed a “tutela action with preventive purposes”. Nevertheless, such action was denied by the “tutela” judge who determined that the nature of the controversy is tax-related and must be resolved by the authorities and courts in charge of the tax jurisdiction.

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5.	Ecopetrol has not constituted an accounting provision based on opinions issued by our external advisors in which they consider that the probability of Ecopetrol’s and Refinería de Cartagena’s success in these processes is greater than 50%. Ecopetrol and Refinería de Cartagena reiterate their commitment to fully comply with their customs and tax obligations and will be respectful of the decisions that resolve this controversy before the corresponding authorities.

II.	Bussiness lines Results

For this report, the financial information is presented across the following segments: (i) exploration and production, (ii) transportation and logistics, (iii) refining and petrochemicals, and (iv) power transmission and road infrastructure. This segmentation is consistent with Ecopetrol’s previous reports and is expected to be applied until management completes the restructuring of the operating and financial reporting model, with the objective of aligning it more effectively with the 2040 Strategy.

1.    HIDROCARBONS

1.1	Exploration, Development and Production

Reserves

As of December 31, 2025, the Ecopetrol Group’s proven net reserves were 1,944 million barrels of oil equivalent (MBOE), 91% located in Colombia and 9% in the United States. The reserves replacement ratio was 121%, with an average reserve life of 7.8 years (average life for liquids was 8.2 years and average life for gas was 6.3 years).

Net incorporation of proven reserves was 300 MBOE, of which 314.3 MBOE correspond to crude and –14.7 MBOE to gas, with a total production of 248 MBOE in the year.

Reserve incorporation was mainly driven by: i) the execution of enhanced recovery projects, which added 143 MBOE, the highest historical amount, mainly due to water injection in Castilla, Chichimene, Yarigui, La Cira, Palogrande and Acacías; ii) efficiency in operational management which added 19 MBOE; and iii) 100 MBOE, resulting from the effect of Resolution 977 of 2025, which establishes the collection of royalties in cash for the fields Castilla, Acacías, Caño Sur Este, Chichimene, Rubiales and Yarigüí–Cantagallo, in accordance with Law 2056 of 2020 and Resolution 164 of 2015, aligned with practices endorsed by the SEC and current application in gas royalties, in accordance with Resolution 877 of 2013, as well as economic rights in Tello – La Jagua as a result of the commercial agreement between the parties.

The above factors allowed mainly mitigating: i) exogenous factors such as the 14% decrease in the Brent price, inflationary effects and the exchange rate; ii) natural decline of the Cusiana, Gibraltar and Guajira gas fields, generated by water breakthrough, a situation that has been partially offset by the stronger performance of the Pauto and Cupiagua fields, where pressure-reduction techniques at bottlenecks and hydraulic improvements were implemented, extending the useful life of the wells.

Table 6: Proved Reserves – Ecopetrol Group

mboe	2025	2024	2023
Initial Proven Reserves	1,893	1,883	2,011
Revisions	140.8	84.4	9
Enhanced Recovery	142.6	97	93
Purchases	-	35	-
Sales	-	-6	-
Extensions and Recoveries	16.1	49.2	17
Production	-248	-250	-248
Proven Reserves Year End	1,944	1,893	1,883

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Exploration

As of December 31, 2025, 16 exploratory wells were drilled, exceeding the annual target of 10 wells. Two of these wells were drilled with 100% investment by the associate (i.e, not Ecopetrol) under association contracts.

Exploratory results include seven successful wells, five under evaluation and four that did not present commercial manifestations of hydrocarbons, which represented a success rate of 44% higher than the industry average. (See annexes – Table 11: Detail of Exploratory Wells – Ecopetrol Group).

During 2025, four commerciality declarations were reached (Orca Brazil and Lorito in block CPO-09 by Ecopetrol, and Toritos and Saltador by its subsidiary Hocol and its partner, the latter three in the Llanos Orientales), moving discoveries towards the development phase.

Additionally, with the success of the Cosecha GNE-1 well, drilled with 100% partner investment (Sierracol), the Terecay Field was approved for expansion of commerciality under the Cosecha Association Contract.

Onshore activity highlights:

•	During 4Q25, we completed drilling of five wells, two of which were declared successful: Toritos Este-1 and Rajú-1. As of December 31, 2025, the wells Tinamu-2, Currucutú-2 and Infantas 3340 were under evaluation. During January 2026, the Currucutú-2 well was declared successful, and the Infantas 3340 well failed.
•	The Rajú-1 well successfully verified the northern extension of the Cohembí Field located in Putumayo, under the Incremental Production Contract between Ecopetrol (53%) and Gran Tierra (47%, operator).
•	The strengthening of Hocol’s portfolio through the acquisition of 68 km² of 3D seismic in the LLA-100 E&P Contract, is expected that during the first quarter of the year this information will allow progress in identifying and maturing new exploratory opportunities.

Offshore activity highlights:

•	During 2025, we successfully completed the delimitation stage of the Sirius discovery, showing high reservoir productivity. In addition, the results are based on the drilling in the Sirius-2 ST2 well and the successful execution of Drill Stem Tests (DST).
•	The ANH approved assignment of Shell’s participation and operator role to Ecopetrol in the E&P contracts COL5, Fuerte Sur and Purple Angel. Ecopetrol maintained 100% participation and advances in the maturation of the development plan.

Contractual matters with the ANH:

•	Extension of the exploratory period and/or evaluation program in 10 Exploration and Production (E&P) contracts and agreements, with terms between one and four years. This approval is expected to allow Ecopetrol to continue exploratory activities in those areas. The extension applies to eight E&P contracts: LLA 4-1, LLA 141, LLA 121, COL-1, GUA OFF 0, COL-5, Fuerte Sur and Purple Angel, and two E&P agreements: Farallones and Piedemonte.
•	Assignment of 50% participation and the role of operator from Ecopetrol to Parex Resources Colombia in the Farallones E&P Agreement, enabling the expected execution of exploratory activities in 2026 and 2027.

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•	Approval of additional area extension to the Piedemonte E&P Agreement and subsequent execution in December of a new agreement (BCA)[1] between Ecopetrol and Parex Resources, to develop exploration and production of hydrocarbons in that area, with a commitment by Parex to drill a well during the evaluation program framework.

Internationally, regarding development of the Orca field in Brazil, we made progress in the construction of the floating vessel (FPSO) and finalized the selection of the rig for the development campaign. Likewise, the approval of the development plan by the ANP is still in process. Such approval is a requirement for the incorporation of reserves.

Production

Table 7: Gross Production – Ecopetrol Group

Production - mboed	4Q 2025	4Q 2024	∆ (%)	12M 2025	12M 2024	∆ (%)
Crude Oil		492.1	486.6	1.1%	495.8	491.4	0.9%
Natural Gas		97.2	114.2	(14.9%)	102.1	118.3	(13.7%)
Total Ecopetrol S.A.		589.3	600.8	(1.9%)	597.9	609.6	(1.9%)
Crude Oil		21.6	18.3	18.0%	21.5	18.0	19.4%
Natural Gas		12.6	15.7	(19.7%)	13.8	16.9	(18.3%)
Total Hocol		34.2	34.0	0.6%	35.3	34.9	1.1%
Crude Oil		9.4	5.2	80.8%	8.3	6.7	23.9%
Natural Gas		1.6	0.6	166.7%	1.1	0.8	37.5%
Total Ecopetrol America		11.0	5.8	89.7%	9.4	7.5	25.3%
Crude Oil		51.6	48.0	7.5%	55.9	53.7	4.1%
Natural Gas		43.1	41.6	3.6%	46.9	40.1	17.0%
Total Ecopetrol Permian		94.7	89.6	5.7%	102.8	93.8	9.6%
Crude Oil		574.8	558.2	3.0%	581.4	569.8	2.0%
Natural Gas		154.4	171.9	(10.2%)	163.9	176.0	(6.9%)
Total Ecopetrol Group		729.2	730.1	(0.1%)	745.3	745.8	(0.1%)

Note 1: Gross production includes royalties and is prorated by Ecopetrol's holding in each company. The natural gas data includes Gas and Blanks (LPG, propane and butane).

Note 2: Consolidated data presented has been rounded up or down to the first decimal.

Note 3: The table of this report includes 100% production of Arauca-8 (0.3 ( kboed). Although Ecopetrol and Parex requested the transfer to Parex of Ecopetrol’s participation in Arauca, the ANH approved such transfer on December 15, 2025

Note 4: Quarterly production figures subject to minor updates due to ministerial forms to the ANH of associated fields and closures in international subsidiaries.

Note 5: 2025 information includes production in El Niño, Guando and Guando SW (4.15 kbped) in Hocol. This is the case due to the transfer effected in 2024, aligned to the Ecopetrol Group’s strategy to be present in Tolima, through Hocol.

In 2025, the Ecopetrol Group’s production was 745.3 thousand barrels of oil equivalent per day (mboed), and met the target included in the plan communicated to the market (740 - 750 mboed).

Compared to 2024, similar production levels were obtained during 2025 mainly due to:

i)	(+24.8 mboed) contribution of growth of Caño Sur and acquisition of 45% interest in CPO-09; and
ii)	(+10.9 mboed) better performance of Permian and Ecopetrol America.
iii)	(–16.2 mboed) lower production of gas and liquids due to natural decline of the Cusiana–Cupiagua node, Recetor (Piedemonte Llanero) and water intrusion above expected in the Guajira and Gibraltar fields.
iv)	(-20.0 mboed) in national crude due to electrical events in Meta and Magdalena Medio, public order affectation, natural decline of fields and longer times in projects and drilling associated with blockades at the beginning of the year.

Ecopetrol Group’s production in 4Q25 was 729.2 mboed versus 751.2 mboed in 3Q25 mainly due to:

[1] Business Collaboration Agreement (BCA)

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i)	Lower contribution from subsidiaries (–9.3 mboed) mainly due to a decrease in incremental activity in Permian, in line with the year’s plan.
ii)	Lower national crude production (–7.6 mboed) due to electrical and operational events in Rubiales and Llanos Norte.
iii)	Lower gas and liquids sales (–5.1 mboed) associated with lower customer consumption due to year-end seasonality and decline of gas assets.

In 4Q25, environmental events generated an accumulated impact of 364 thousand barrels in production, concentrated mainly in the department of Meta due to blockades in CPO-09. No impacts were recorded in the Caño Limón pipeline, thanks to continuity of mitigation strategies implemented between the Ecopetrol Group and Sierracol. In total, deferred production accumulated in the year reached 2.5 million barrels.

In terms of drilling as of December 31, 2025. 439 development wells were completed in line with 2024 levels (437) and the 2026 plan (380–430), with an average of 22 drilling rigs active during the period.

Permian

Ecopetrol and Oxy agreed to extend the development plan in the Midland sub-basin of the Permian area (Texas, United States), under the contract executed in July 2019. The agreement covers the drilling of 39 development wells between July 2026 and July 2027 and an estimated investment of USD 235 million.

The agreement allows the partners to assess a new extension of the development plan, depending on macroeconomic and industry conditions and the partners’ interests.

The activity incorporated through this agreement, including the currently underway wells, represents for 2026 an estimated average production of 75 to 78 thousand barrels of oil equivalent per day and an investment plan for Ecopetrol Permian of around USD 300 million in 2026.

Lifting and Dilution Cost

Table 8: Lifting and Dilution Cost – Ecopetrol Group

USD/Bl	4Q 2025	4Q 2024	∆ (%)	12M 2025	12M 2024	∆ (%)	% USD
Lifting Cost*	13.70	13.06	4.9%	12.20	12.45	(2.0%)	25.1%
Dilution Cost**	3.83	3.87	(1.0%)	4.59	4.77	(3.8%)	100.0%

* Calculated based on barrels produced royalty-free. Figures reflect minor revisions to prior periods resulting from official closing adjustments.

** Calculated based on barrels sold.

Lifting Cost

2025 vs 2024

2025 vs 2024: Lifting cost in 2025 decreased by 0.25 USD/Bl compared to 2024, mainly due to captured efficiencies as follows:

Cost Effect (-0.31 USD/Bl):

•	energy optimization: (i) reduction of auto generation tariffs in critical fields such as Rubiales and Caño Sur, and (ii) lower energy consumption through widespread efficient technologies and strict operational control in injection and production facilities.
•	subsurface and maintenance efficiencies: (i) optimization of artificial lift systems and (ii) reuse of materials in subsurface operations and efficiencies in well maintenance.

These efficiencies partially offset:

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•	increased water production by 8% (+760 KBWPD[2]) which raises variable cost associated with its treatment.
•	macroeconomic impact of accumulated inflation directly affecting service tariffs.
•	higher maintenance activities derived from commissioning of new treatment and production facilities.

Exchange rate effect (+0.06 USD/Bl): negative effect due to conversion of peso cost to U.S. dollars given the lower average exchange rate which went from 4,071 to 4,053 pesos/ U.S. dollar. Considering that 75% of costs are in pesos, the indicator in pesos fell 2% from 50,708 COP/Bl to 49,449 COP/Bl.

4Q25 vs 4Q24

Lifting cost in 4Q25 increased by +0.64 USD/Bl versus the same period of the previous year, mainly due to the exchange rate effect (+1.66 USD/Bl) due to the lower average exchange rate which went from 4,347 to 3,819 pesos/ U.S. dollar. Considering that 77% of costs are in pesos, the peso indicator fell 8% from 56,753 COP/Bl to 52,318 COP/Bl. Operational optimizations partially offset this effect by –0.96 USD/Bl.

Dilution Cost

Dilution cost decreased 0.18 USD/Bl mainly due to:

Cost effect (–0.29 USD/Bl): lower naphtha purchase price associated with Brent at –9.3 USD/Bl.

Volume effect (+0.11 USD/Bl): fewer barrels of crude commercialized.

Financial Results

Table 9: Income Statement – Exploration and Production

Billion (COP)	4Q 2025	4Q 2024	∆ ($)	∆ (%)	12M 2025	12M 2024	∆ ($)	∆ (%)
Total revenue	17,168	20,396	(3,228)	(15.8%)	71,052	81,085	(10,033)	(12.4%)
Depreciation, amortization and depletion	2,371	2,667	(296)	(11.1%)	11,083	10,356	727	7.0%
Variable costs	8,069	8,413	(344)	(4.1%)	29,740	30,550	(810)	(2.7%)
Fixed costs	3,283	3,756	(473)	(12.6%)	13,127	13,957	(830)	(5.9%)
Total cost of sales	13,723	14,836	(1,113)	(7.5%)	53,950	54,863	(913)	(1.7%)
Gross income	3,445	5,560	(2,115)	(38.0%)	17,102	26,222	(9,120)	(34.8%)
Operating and exploratory expenses	1,688	147	1,541	1,048.3%	5,956	4,925	1,031	20.9%
Operating income	1,757	5,413	(3,656)	(67.5%)	11,146	21,297	(10,151)	(47.7%)
Financial result, net	(814)	(996)	182	(18.3%)	(3,806)	(3,946)	140	(3.5%)
Share of profit of companies	4	5	(1)	(20.0%)	21	30	(9)	(30.0%)
Income before income tax	947	4,422	(3,475)	(78.6%)	7,361	17,381	(10,020)	(57.6%)
Provision for income tax	51	(2,177)	2,228	(102.3%)	(2,112)	(7,830)	5,718	(73.0%)
Consolidated net income	998	2,245	(1,247)	(55.5%)	5,249	9,551	(4,302)	(45.0%)
Non-controlling interest	21	24	(3)	(12.5%)	87	86	1	1.2%
Net income attributable to owners of Ecopetrol before impairment	1,019	2,269	(1,250)	(55.1%)	5,336	9,637	(4,301)	(44.6%)
(Expense) income from impairment of long-term assets	(325)	(481)	156	(32.4%)	(325)	(481)	156	(32.4%)
Deferred tax on impairment	107	118	(11)	(9.3%)	107	118	(11)	(9.2%)
Net income attributable to owners of Ecopetrol	801	1,906	(1,105)	(58.0%)	5,118	9,274	(4,156)	(44.8%)

EBITDA	4,559	6,626	(2,067)	(31.2%)	23,921	31,083	(7,162)	(23.0%)
EBITDA Margin	26.6%	32.5%	-	(5.9%)	33.7%	38.3%	-	(4.6%)

Revenue: decreased in 2025 and 4Q25 versus 2024 and 4Q24 mainly due to: i) lower Brent reference price, ii) lower volume of domestic gas sales associated with lower production, iii) crude inventory logistics from 2024, and iv) lower exchange rate which affected the last quarter. These factors were partially offset by strengthened oil crude differentials.

[2] Increase in produced water volumes in 2025 compared to 2024 across Ecopetrol S.A.’s directly operated fields.

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Cost of sales decreased in 2025 and 4Q25 compared to 2024 and 4Q24 due to the net effect of:

•	lower purchases from third parties generated by: i) lower Brent reference price and ii) lower volume purchased, particularly of royalty crude by the ANH.
•	lower operating costs due to efficiencies achieved in energy, optimization of operating and maintenance model and decrease in service contract tariffs, despite the increase associated with the inflationary effect.
•	In 2025 versus 2024 there is an increase in transport costs generated by: i) tariff increases, ii) higher contingent operation Banadía–Araguaney, partially offset by iii) lower average exchange rate and iv) lower volume transported; and

For 4Q25 versus 4Q24, a decrease is seen due to the greater impact of the exchange rate effect, despite the increases mentioned above.

Operational and exploratory expenses: in 2025 and 4Q25 increased compared to 2024 and 4Q24, mainly due to the non-recurring income from market valuation derived from the purchase of block CPO-09 in 2024, which was partially offset by: i) lower expense of exploratory assets and ii) lower administrative expenses.

Financial expenses, net: in 2025 and 4Q25 decreased compared to 2024 and 4Q24, mainly due to reversal of financial cost associated with provisions, partially offset by lower yields associated with portfolio profitability and lower cash balances.

Income tax expense: decreased in 2025 and 4Q25 compared to 2024 and 4Q24, due to the effect of a lower income surtax given the current Brent price outlook and the lower result of the segment.

1.2	Transportation and Logistics

Table 10: Transported Volume – Ecopetrol Group

mbd	4Q 2025	4Q 2024	∆ (%)	12M 2025	12M 2024	∆ (%)
Crude Oil	811.5	790.1	2.7%	804.1	815.2	(1.4%)
Products	304.0	306.1	(0.7%)	298.3	303.5	(1.7%)
Total	1,115.6	1,096.2	1.8%	1,102.4	1,118.7	(1.5%)

Note: The reported volumes are subject to adjustments due to changes in the quality volumetric compensation (CVC), associated with the officialization of volumetric balances.

Crude oil: In 4Q25, transported volume grew 2.7% compared to 4Q24, due to incorporation into the transport system of third-party volume such as the Acordionero field, import crude into the Barrancabermeja Refinery through the Coveñas–Ayacucho reversal, ensuring availability of light crude, and higher deliveries of Castilla Norte crude. Despite these positive factors, in 2025, volume decreased 1.4% compared to 2024, due to lower third-party production, blockades and impacts to infrastructure mainly in the first half of the year.

During 4Q25, a evacuation record was achieved in the VASCONIA–GRB[3] corridor, with a monthly maximum of 226 mbd and a quarterly average of 211 mbd, meeting higher throughput requirements at the Barrancabermeja Refinery, aligned with the needs of the Ecopetrol Group’s and the market, following the objective of maximizing the use of the existing facilities.

In line with system operational flexibility, dispatch of import crude to Barrancabermeja Refinery was increased through the Coveñas–Ayacucho and Ayacucho–Galán corridors, reaching volume of up to 14 mbd, which offset lower deliveries from the Llanos area.

[3] Vasconia – Barrancabermeja Refinery Transportation Corridor.

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Additionally, in 2025, we performed successful crude segregation tests, and expanded capacity to meet market requirements for quality and specific diets. We conducted operational tests for segregating Flamenco crude and increased segregation of Caño Limón crude increasing from 30 mbd in 2024 to 36 mbd in 2025, with fully segregated batches for optimization in refining. In 2025, 90.6% of crude transported belonged to the Ecopetrol Group.

Refined Products: In 4Q25, transported volume decreased 0.7% compared to 4Q24, mainly due to lower product demand. In 2025, transported volume decreased 1.7% due to lower deliveries from refineries, resulting from scheduled maintenance which impacted the first half of the year. In 2025, Ecopetrol’s products represented 31.5% of total product volume transported by polyducts.

Third-party impacts on transport infrastructure: In 2025, 31 events were recorded (five of which happened in 4Q25), compared to 41 in 2024 (11 of which happened in 4Q24). In 4Q25, illicit valve removal increased 36% compared to 4Q24. In 2025, illicit valve removal increased 17%, compared to 2024.

Illicit valve installation affected operations in different systems, especially the Pozos–Galán polyduct, restricting about 14.3 mbd during 2025 (+5.5 mbd, compared to 2024). In response, we implemented technology for permanent monitoring, strengthened targeted operations and increased territorial surveillance with public forces. Such actions helped us limit operational impact and ensure asset protection and service continuity.

Affectations in Caño Limón–Coveñas (suspended Banadía–Ayacucho segment since 3Q24) and the alternate Banadía–Araguaney route (suspended for 97 days during 2025) limited production and transport by ~4 mbd during 2025. Nevertheless, logistics continuity was ensured via alternate evacuation routes, technology use, prompt repairs, interinstitutional relations and operational schemes that preserved the quality of crude oil and transport capacity. As a result, ~15.2 million barrels were transported via Banadía–Araguaney route (compared to ~7 million in 2024) due to the increase in evacuation capacity along this route and the implementation of temporary crude oil redirection schemes to prioritize affected production, allowing refineries supply to be sustained, export commitments to be met and production deferrals mitigated.

Strategic Advances in Gas Initiatives: During 4Q25, the Ecopetrol Group, through Cenit, consolidated key progress on strategic projects aimed at strengthening the country’s energy security and maximizing the utilization of its natural gas transportation infrastructure. Such projects included:

Caribbean Gas Internation Program:

The Caribbean Gas Internation Program is currently progressing through its development phase, advancing both technical and regulatory workstreams. The initiative is centered on the conversion and optimization of existing infrastructure to enable the transportation of up to 400 MMSCFD from Cenit’s Maritime Terminal in Coveñas to the National Transportation System.

Among the key milestones, the project received environmental authorization from ANLA for the operation of a Floating Storage and Regasification Unit (FSRU) and its connection to the existing facilities at the Coveñas Maritime Terminal. In parallel, significant progress has been made on conceptual and basic engineering, as well as on metocean, bathymetric, and geophysical studies, all of which confirm the technical feasibility of the area. The project has also advanced in regulatory and contractual engagements with entities such as the General Maritime Directorate (DIMAR), the National Infrastructure Agency (ANI), and the Energy and Gas Regulatory Commission (CREG).

The advancement of the program into subsequent stages will remain subject to obtaining the required regulatory, environmental, and contractual approvals, as well as completing the ongoing technical and economic assessments. These efforts are aligned with the project’s planned start-up date in 2029.

Table 11: Cost per Barred Transported - Ecopetrol Group

USD/Bl	4Q 2025	4Q 2024	∆ (%)	12M 2025	12M 2024	∆ (%)	% USD
Cost per Transported Barrel	4.06	4.03	0.7%	3.41	3.39	0.6%	17.0%

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In 2025, the segment prioritized operational efficiency and infrastructure optimization, achieving a 2% reduction in the costs and expenses that affect the cost per barrel transported, despite inflationary pressures and higher emergency-response expenditures.

In 4Q25, the cost per barrel transported showed a slight increase compared to 4Q24, reaching USD 4.06/Bl, mainly driven by the impact of a lower exchange rate (TRM).

Exchange Rate Effect (+USD 0.56/Bl): Negative impact generated by a lower average exchange rate of COP –528 per USD, decreasing from COP 4,347/USD to COP 3,819/USD for the conversion of the indicator into U.S. dollars.

Volume Effect (–USD 0.07/Bl): Higher transported volumes by 1.8%, equivalent to 19.4 mbd.

Cost Effect (–USD 0.46/Bl): Primarily associated with lower execution of maintenance activities, in addition to the cost-control and optimization strategies mentioned earlier.

As of December 2025, the cumulative cost per barrel stood at USD 3.41/Bl, at levels similar to the same period of the previous year:

Volume Effect (+USD 0.06/Bl): Lower transported volumes by 1.5%, equivalent to 16.3 mbd.

Exchange Rate Effect (+USD 0.01/Bl): Negative impact from a lower average exchange rate of COP –19 per USD, decreasing from COP 4,071/USD to COP 4,053/USD for the conversion of the indicator into U.S. dollars.

Cost Effect (–USD 0.05/Bl): Mainly due to the previously noted cost-control and optimization measures.

Financial Results

Table 12: Income Statement – Transportation

Billion (COP)	4Q 2025	4Q 2024	∆ ($)	∆ (%)	12M 2025	12M 2024	∆ ($)	∆ (%)
Total revenue	3,653	4,165	(512)	(12.3%)	15,337	15,134	203	1.3%
Depreciation, amortization and depletion	346	327	19	5.8%	1,341	1,280	61	4.8%
Variable costs	207	228	(21)	(9.2%)	823	848	(25)	(2.9%)
Fixed costs	638	726	(88)	(12.1%)	2,158	2,250	(92)	(4.1%)
Total cost of sales	1,191	1,281	(90)	(7.0%)	4,322	4,378	(56)	(1.3%)
Gross income	2,462	2,884	(422)	(14.6%)	11,015	10,756	259	2.4%
Operating expenses	364	590	(226)	(38.3%)	1,226	1,288	(62)	(4.8%)
Operating income	2,098	2,294	(196)	(8.5%)	9,789	9,468	321	3.4%
Financial result, net	(109)	31	(140)	(451.6%)	(355)	213	(568)	(266.7%)
Income before income tax	1,989	2,325	(336)	(14.5%)	9,434	9,681	(247)	(2.6%)
Provision for income tax	(717)	(794)	77	(9.7%)	(3,434)	(3,362)	(72)	2.1%
Consolidated net income	1,272	1,531	(259)	(16.9%)	6,000	6,319	(319)	(5.0%)
Non-controlling interest	(290)	(334)	44	(13.2%)	(1,243)	(1,232)	(11)	0.9%
Net income attributable to owners of Ecopetrol before impairment	982	1,197	(215)	(18.0%)	4,757	5,087	(330)	(6.5%)
(Expense) income from impairment of long-term assets	346	127	219	172.4%	346	127	219	172.4%
Deferred tax of impairment	(120)	(45)	(76)	169.7%	(120)	(45)	(76)	169.7%
Net income attributable to owners of Ecopetrol	1,208	1,280	(72)	(5.6%)	4,983	5,170	(187)	(3.6%)

EBITDA	2,489	2,668	(179)	(6.7%)	11,314	10,960	354	3.2%
EBITDA Margin	68.1%	64.1%	-	4.0%	73.8%	72.4%	-	1.4%

Sales revenues in 2025 increased compared to 2024 due to: (i) tariff updates and (ii) higher contingent operations in the pipeline systems. These effects were partially offset by: (i) a decrease in revenues associated with the release of “Ship-or-Pay” capacity in the Bicentenario and Caño Limón–Coveñas pipelines, (ii) a decrease in transported volume due to external operating conditions, (iii) a decrease in third-party domestic crude production, and (iv) major maintenance activities at the Barrancabermeja Refinery performed during the first half of the year. In turn, revenues for 4Q25 versus 4Q24 decreased despite an increase in volume transported, mainly due to the impact of a lower average exchange rate.

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Cost of sales decreased in 2025, compared to 2024, and decreased in 4Q25, compared to 4Q24. In both cases, such decreases were driven by lower execution of maintenance activities and the positive results of the cost-control and optimization strategies implemented in the segment, which effectively mitigated inflationary pressures.

Net operating expenses in 2025 decreased by compared to 2024 mainly due to: (i) lower inventory impairments, (ii) lower asset write-offs and dismantling costs, and (iii) higher insurance claim recoveries. These effects were partially offset by the income recognized in 2024 from the sale of excess line-fill volumes. In 4Q25, net operating expenses decreased, compared to 4Q24, in addition to factors explaining the decrease in 2025, there was a reduction in expenses associated with emergency-response activities.

Net financial expenses increased in 2025, compared to 2025, and in 4Q25, compared to 4Q24, mainly due to: (i) the impact of the Colombian peso revaluation against the U.S. dollar on the segment’s net asset position in U.S. dollars, and (ii) lower financial returns associated with the behavior of interest rates on deposits and investments.

1.3	Refining and Petrochemicals

In the fourth quarter of 2025, the segment’s consolidated throughput reached 429.7 mbd, representing 7% growth compared to the same period in 2024 (401.4 mbd), marking the highest quarterly throughput in the segment’s history. For full-year 2025, average throughput stood at 417.1 mbd. Meanwhile, the integrated refining gross margin reached USD 14.8 per barrel, a 72% increase compared to 4Q24 (USD 8.6 per barrel), driven by strong international price differentials for gasoline, diesel, and jet fuel, as well as operational management focused on feedstock optimization and maximizing throughput, which enabled higher production of value-added refined products at both refineries.

The performance in 4Q25 was supported by tactical and commercial actions that enabled: (i) maximizing throughput at the Barrancabermeja Refinery, capturing healthy margins leveraged by light-crude imports through the Coveñas–Ayacucho pipeline system; (ii) capturing the benefits of unit availability following first-half maintenance activities; (iii) continuing the fuel-oil reduction strategy; (iv) strengthening commercial diversification through new logistics routes and lower-carbon-footprint initiatives; and (v) capturing efficiencies in revenues, costs, and investments through operational and commercial initiatives.

In this context, the Ecopetrol Group advanced strategic initiatives in sustainability, efficiency, and commercial expansion that strengthened downstream competitiveness and regional positioning, including:

•	New petrochemical export route: first exports of xylene and toluene through the Port of Buenaventura, expanding access to South American Pacific markets and strengthening logistical and commercial diversification.
•	Green hydrogen and renewable self-generation initiatives, further detailed in the Energy Transition section of this report.

Cartagena Refinery

In 4Q25, the Cartagena Refinery reached a throughput of 187.5 mbd, slightly above the level recorded in 4Q24, while full-year 2025 average throughput stood at 192.6 mbd, in line with 2024. This performance was mainly driven by a crude slate focused on domestic feedstock, which offset lower receipts from Caño Limón, as well as greater operational stability during 4Q25 resulting from reduced major maintenance activity and actions implemented to mitigate electrical risk.

The gross refining margin reached USD 14.2/Bl in 4Q25, a 77.5% increase compared to 4Q24, driven by: (i) international gasoline, diesel, and jet fuel price differentials (84%), (ii) operating performance and unit reliability (14%), and (iii) crude slate optimization (2%). For full-year 2025, the margin reached USD 11.9/Bl, a 26.6% increase versus 2024, explained 64% by international refined-product price differentials and 36% by crude slate optimization.

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Table 13: Throughput, Utilization Factor, Production and Refining Margin

–Cartagena Refinery

Cartagena Refinery	4Q 2025	4Q 2024	∆ (%)	12M 2025	12M 2024	∆ (%)
Throughput* (mbd)	187.5	185.4	1.1%	192.6	192.2	0.2%
Utilization Factor (%)	80.2%	78.2%	2.6%	82.2%	80.5%	2.1%
Production (mbd)	179.4	176.8	1.5%	184.2	183.8	0.2%
Gross Margin (USD/Bl)	14.2	8.0	77.5%	11.9	9.4	26.6%

*Corresponds to actual throughput volumes processed, not received

Barrancabermeja Refinery

In 4Q25, the Barrancabermeja Refinery reached a record throughput of 242.2 mbd, 12.1% higher than in 4Q24, driven by increased availability of light crude following the startup of the reversal of the 16” Coveñas–Ayacucho line. For full-year 2025, average throughput reached 224.5 mbd, the second-highest annual level on record and 1.3% higher than 2024, further supported by improved crude supply performance through the Vasconia–Galán (20”) corridor.

The gross refining margin in 4Q25 was USD 15.2/Bl, a 67% increase compared to 4Q24, primarily explained by: (i) international refined-product price differentials, particularly for gasoline and diesel, along with lower fuel-oil output, higher asphalt production, and improved product quality that enabled better market positioning (97%); and (ii) operational enhancements associated with higher yields of more valuable products (3%). For full-year 2025, the margin reached USD 14.1/Bl, a 36.9% increase compared to 2024, supported by favorable international pricing conditions (97%) and crude-slate optimization (3%).

Table 14: Throughput, Utilization Factor, Production and Refining Margin

– Barrancabermeja Refinery

Barrancabermeja Refinery	4Q 2025	4Q 2024	∆ (%)	12M 2025	12M 2024	∆ (%)
Throughput* (mbd)	242.2	216.0	12.1%	224.5	221.6	1.3%
Utilization Factor (%)	83.8%	75.9%	10.4%	76.5%	78.4%	(2.4%)
Production (mbd)	245.4	218.3	12.4%	227.2	225.0	1.0%
Gross Margin (USD/Bl)	15.2	9.1	67.0%	14.1	10.3	36.9%

*Corresponds to actual throughput volumes processed, not received

Esenttia

During 4Q25, Esenttia operated in a challenging commercial environment, characterized by increased competitive pressure in international markets and strategic adjustments in its customer and destination mix. This context was further impacted by operational constraints that limited the availability of polypropylene products.

Despite these conditions, the company achieved sales of 108.1 KTon, representing 3.6% growth compared to 4Q24, as a result of disciplined execution of the commercial plan and the prioritization of strategic markets and segments, preserving portfolio quality and business profitability.

For full-year 2025, Esenttia recorded sales of 433.3 KTon, reflecting 10% growth compared to 2024, driven by active portfolio management, geographic diversification, and strengthened presence in higher-value markets.

In terms of efficiency, Esenttia captured savings of USD 9.2 million in 2025, primarily derived from initiatives to optimize operating expenses, including energy-efficiency measures, investment prioritization, and improvements in logistics and delivery costs.

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Table 15: Sales – Esenttia

Esenttia	4Q 2025	4Q 2024	∆ (%)	12M 2025	12M 2024	∆ (%)
Total Sales (KTon)	108.1	104.3	3.6%	433.3	393.8	10.0%

Table 16: Refining Cash Cost

USD/Bl	4Q 2025	4Q 2024	∆ (%)	12M 2025	12M 2024	∆ (%)	% USD
Refining Cash Cost	6.20	6.07	2.1%	5.75	5.70	0.9%	16.0%

* Includes refineries in Barrancabermeja, Cartagena and Esenttia

The refining cash cost increased by USD 0.13/Bl in 4Q25 compared to 4Q24, explained by:

•	Exchange rate effect (+USD 0.75/Bl): the impact of a lower exchange rate of COP –528 per USD, decreasing from COP 4,347/USD to COP 3,819/USD. This increase was partially offset by:

•	Volume Effect (–USD 0.41/Bl): Lower cost primarily due to higher refinery crude throughput of 28.3 mbd.

•	Cost Effect (–USD 0.21/Bl): Lower natural gas cost driven by price effects and reduced gas consumption due to the use of substitutes, increasing availability for national supply (–USD 0.34/Bl); lower maintenance-related costs from optimization initiatives (–USD 0.10/Bl), offset by higher costs associated with inflationary pressures (+USD 0.23/Bl).

For full-year 2025, the refining cash cost remained at levels similar to those of 2024.

Financial Results

Table 17: Income Statement – Downstream

Billion (COP)	4Q 2025	4Q 2024	∆ ($)	∆ (%)	12M 2025	12M 2024	∆ ($)	∆ (%)
Total revenue	15,110	17,780	(2,670)	(15.0%)	64,699	69,220	(4,521)	(6.5%)
Depreciation, amortization and depletion	478	507	(29)	(5.7%)	1,958	1,907	51	2.7%
Variable costs	13,073	16,265	(3,192)	(19.6%)	57,528	62,838	(5,310)	(8.5%)
Fixed costs	921	891	30	3.4%	3,319	2,973	346	11.6%
Total cost of sales	14,472	17,663	(3,191)	(18.1%)	62,805	67,718	(4,913)	(7.3%)
Gross income	638	117	521	445.3%	1,894	1,502	392	26.1%
Operating expenses	814	654	160	24.5%	2,705	2,394	311	13.0%
Operating income (loss)	(176)	(537)	361	(67.2%)	(811)	(892)	81	(9.1%)
Financial result, net	(241)	(558)	317	(56.8%)	(1,035)	(1,689)	654	(38.7%)
Share of profit of companies	41	45	(4)	(8.9%)	194	194	0	0.0%
Loss before income tax	(376)	(1,050)	674	(64.2%)	(1,652)	(2,387)	735	(30.8%)
Provision for income tax	(133)	501	(634)	(126.5%)	325	1,090	(765)	(70.2%)
Consolidated net income	(509)	(549)	40	(7.3%)	(1,327)	(1,297)	(30)	2.3%
Non-controlling interest	(46)	(41)	(5)	12.2%	(198)	(198)	0	0.0%
Net income attributable to owners of Ecopetrol before impairment	(555)	(590)	35	(5.9%)	(1,525)	(1,495)	(30)	2.0%
(Expense) income from impairment of long-term assets	0	1,271	(1,271)	(100.0%)	0	1,266	(1,266)	(100.0%)
Deferred tax of impairment	0	(255)	255	(100.0%)	0	(254)	254	(100.0%)
Net income attributable to owners of Ecopetrol	(555)	426	(981)	(230.3%)	(1,525)	(483)	(1,042)	215.7%

EBITDA	770	247	523	211.7%	2,700	2,247	453	20.2%
EBITDA Margin	5.1%	1.4%	-	3.7%	4.2%	3.2%	-	1.0%

In 2025, sales revenues decreased, compared to 2024, due to lower prices and lower sales volume. These effects were partially offset by the strengthening of the crack spread for middle distillates and gasoline. In 4Q25, revenues declined compared to 4Q24 due to a lower average exchange rate and reduced product prices.

Cost of sales for 2025 decreased, compared to 2024, mainly due to:

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•	The decline in Brent prices and exchange rates effects on crude purchases;
•	A decrease in the volume of crude purchased due to inventory-management actions at the refineries; and
•	Efficiencies that contributed to cost reductions, including: i) lower energy costs supported by efficiency initiatives and substitution of natural gas with LPG, ii) optimization of crude logistics costs through maximized use of the TNP (Néstor Pineda Terminal) dock, and iii) optimization of process-material consumption.

In 4Q25, cost of sales decreased, compared to 4Q24, due to:

•	The effect of international indicators and exchange rate behavior;
•	A decrease in feedstock costs due to lower Brent prices and exchange rate effect; and
•	Efficiency measures were implemented that reduced gas consumption costs through increased use of substitute fuels.
•	Increases associated with: (i) labor costs, driven by the reduction in working hours, and (ii) higher taxes resulting from regulatory changes expected to take effect in 2025.

Operating expenses increased in 2025, compared to 2024, and in 4Q25, compared to 4Q24. In both cases, the increase was due to updated provisions and higher taxes.

Financial expenses decreased in 2025, compared to 2024, and in 4Q25, compared to 4Q24. In both cases, the decrease was mainly due to the impact of exchange-rate differences on the valuation of the segment’s net position and the revaluation of the Colombian peso against the U.S. dollar.

1.4	Commercial Management

During 2025, the Company reported solid performance from its commercial offices in Houston and Singapore — Ecopetrol US Trading (EUST) and Ecopetrol Trading Asia (ECPTA) — which marketed 155 million barrels of crude oil and products, representing 39% of the Group’s total sales. This performance contributed USD 242 million in EBITDA, reinforcing the strategic role of both offices in the internationalization of the business.

The Company reaffirmed its leadership as the main asphalt exporter in Latin America, with participation in both liquid and solid asphalt segments. In 4Q25, 137 KTon of liquid asphalt were exported, compared to 116 KTon in the same period of 2024, an 18% increase. For the full year, exports totaled 482 KTon, above the 385 KTon recorded in 2024, representing an annual growth of 25%.

Significant progress was made in 4Q25 on the Ecopetrol Group’s commercial internationalization and diversification strategy. As part of the expansion of third-party trading, a direct sale of Vasconia crude to a refinery in Jamaica was executed for 320 Kbls, and the first 3P trading operations of caustic soda and methanol were completed to the Dominican Republic, Peru, and Chile, strengthening presence in regional markets. Additionally, exports through the Pacific began—with the first shipment of xylene and toluene from Buenaventura to Chile and Peru totaling 1,450 tons—enabling more efficient access to markets that offer stronger barrel realization.

2.	ENERGIES FOR THE TRANSITION

Natural Gas

In December 2025, Ecopetrol and Petrobras successfully concluded the commercialization process for gas from the Sirius field, selling 100% of the available gas—equivalent to up to 249 million cubic feet per day. The gas was commercialized through the execution of 66 binding, subject to conditions contracts with 17 counterparties. The commercialization of Sirius gas is a key milestone toward advancing the project’s entry into operation, which is estimated for 2030.

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As of December 31, 2025, Ecopetrol S.A. has binding sales contracts in place that, on average, commit gas deliveries to customers ranging between 250 and 323 GBTUD during 2026. These contracts are the result of commercialization processes conducted in 2025, as well as processes carried out in previous years.

Additionally, since November 2025, Ecopetrol has offered between 44 and 75 GBTUD from its Piedemonte Llanero fields. These volumes are equivalent to approximately 20% of Colombia’s residential, commercial, and vehicular natural gas (NGV) demand. The additional gas available between December 1st, 2025 and May 31st, 2026 has been offered under contractual modalities established in current regulation.

Natural Gas Optionality

In November 2025, Ecopetrol launched a process to contract integrated logistics and regasification services for the Ecopetrol Group’s assets located in the Colombian Caribbean. More than 40 companies expressed interest in the process and 15 companies were qualified to proceed to technical evaluation of binding offers, following a comment-and-inquiry round with counterparties.

The Ecopetrol Group is actively promoting natural gas import solutions aimed at generating value and contributing to the country’s short-, medium-, and long-term supply. In line with this, Ecopetrol closed 2025, having commercialized 60 GBTUD through contracts subject to conditions with deliveries scheduled for the second half of 2026. Ecopetrol also continued to evaluate efficient LNG import and regasification alternatives in the Caribbean, with the objective of offering competitive natural gas in the short term, considering national demand needs, regulatory provisions, and current market conditions.

Liquefied Petroleum Gas (LPG)

During 2025, Ecopetrol’s LPG average supply was 32,600 tons per month (equivalent to 12.4 mboed), covering approximately 50% of national demand. Ecopetrol is the only market agent with a regulated LPG sales price. During 2025, the regulated price averaged 5% below the 2024 level.

Ecopetrol Group Electricity Demand Coverage

During 4Q25, the Ecopetrol Group’s electricity consumption reached 2,219 GWh (equivalent to 24.1 GWh-day), representing a 6.8% increase compared to 4Q24. On the other hand, 53% of the 4Q25 demand was covered through self-generation (owned and contracted), and 47% through purchases in the Wholesale Energy Market (MEM). 85.9% of MEM purchases in 4Q25 corresponded to contracted energy, contributing to long-term supply cost stability and competitiveness.

As such, the Ecopetrol Group remains the largest electricity consumer in Colombia; total demand in 2025 reached 8,599 GWh (equivalent to 23.6 GWh-day), representing approximately 10.2% of total demand from the National Interconnected System (SIN).

As of December 31, 2025, management actions enabled the Ecopetrol Group to maintain average contracted electricity tariffs at levels 5.5% below the regulated market reference price published by XM Company, generating cost efficiencies of approximately COP 21,180 million in 4Q25 and COP 68,704 million in 2025.

Renewable Energy

As of December 31, 2025, the Ecopetrol Group reached 950.6 MW of installed renewable energy capacity, surpassing the 2025 target of 900 MW. This portfolio consists of 381.3 MW in operation, 297.9 MW associated with purchases in the Wholesale Energy Market (MEM), 221.0 MW under execution, and 50.4 MW under construction.

As of 4Q25, following the closing of the Statkraft (formerly Enerfín) asset acquisition, the Ecopetrol Group incorporated a new operational solar asset: the Portón del Sol Solar Farm. This 128 MW facility is the first asset in Colombia to operate under the remote self-generation scheme.

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During this period, the Windpeshi Wind Farm project in La Guajira reached Final Investment Decision (FID). The 205 MW project is expected to generate 1,006 GWh/year and reduce more than 140,000 tons of CO₂ annually, equivalent to removing approximately 90,000 vehicles from circulation in a year. Windpeshi is expected to be the first wind farm fully developed and operated by Ecopetrol, and one of the largest in Colombia, with the potential to increase the country’s installed wind capacity fivefold.

Ecopetrol also reached important social-engagement milestones. Such actions help us to secure project development: 93% progress in community outreach within the area of influence, 91% completion of prior consultation agreement ratification and transfer, and 70% progress in preliminary agreements with communities along the access road corridor.

The La Cira Solar Farm reached full operation, generating 19.8 GWh in 4Q25 and 77.97 GWh in 2025, achieving 102.2% of its 76.3 GWh/year target.

On December 4, 2025, the La Iguana Solar Farm was inaugurated, entering into operation with 26 MW of installed capacity. The asset is expected to generate approximately 42.2 GWh/year from 42,840 solar panels across 26 hectares. In December 2025 alone, it generated 2.29 GWh. The facility is expected to supply the Barrancabermeja Refinery and the Casabe and Llanito fields, contributing to energy efficiency, operational decarbonization, and partial substitution of energy purchased from the National Interconnected System. It is also expect to lower the consumption of 1.09 GBTUD of natural gas, improving availability for the national market.

By the end of 2025, the combined operation of the Brisas, Castilla, San Fernando, Cartagena Refinery, La Cira, Cantayús Small Hydroelectric Plant, and midstream solar assets resulted in an emissions reduction of approximately 47,976 tCO₂e and energy-cost savings of around COP 54,615 million—consolidating the contribution of Ecopetrol Group’s renewable initiatives to operational efficiency and carbon-footprint reduction.

Hydrogen

During 4Q25, all equipment for the Coral project’s electrolyzer and SS-20 substation was delivered to the Cartagena Refinery. Coral is positioned to become the largest Proton Exchange Membrane (PEM) green hydrogen production project in Latin America, with an expected capacity of 800 tons/year of green H2, equivalent to an annual emissions reduction of approximately 7,700 tCO2e.

Energy Efficiency

By the end of 2025, the Ecopetrol Group achieved cumulative energy-efficiency of 4.79 Petajoules (PJ), surpassing the annual target of 2.94 PJ. This performance contributed to a reduction of 397,573 tCO2e and generated savings exceeding COP 182,000 million across Ecopetrol Group operations.

These results were driven by process-optimization initiatives at Piedemonte Llanero production facilities, implementation of energy-management systems in the hydrocarbon transportation segment, and operational-control improvements at the Barrancabermeja and Cartagena refineries.

Since 2018, cumulative energy-optimization achievements total 24.8 PJ—equivalent to 99% of the 25 PJ target established for 2030. This savings level is comparable to the annual electricity consumption of approximately 3.7 million Colombian households.

Invercolsa

In 2025, 144,724 new users were connected in controlled and non-controlled distribution companies, reaching a total of 4,257,594 users. Additionally, 169,023 periodic inspections were performed in controlled distributors.

In non-bank financing—a key growth driver for the subsidiary—placements reached COP 110,775 million during the year, with a total accumulated loan portfolio of COP 104,681 million at year-end, distributed across 59,558 customers, and a delinquency rate (>90 days) of 2.32%.

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3.	ENERGY TRANSMISSION AND TOLL ROADS

3.1	Energy Transmission

Awarded Projects

During 4Q25, ISA Energía Brasil was awarded 71 reinforcement, upgrade, and expansion projects for the national grid, with a reference capex of USD 101 million. With this, ISA consolidated its presence in 2025 across the countries where it operates, reaching total awarded investments of USD 283 million, which include 94 reinforcement, upgrade, and expansion projects in Brazil, a connection contract and two expansions in Colombia, and a project in Chile (awarded in 1Q25).

Projects Entering in Operation

The following projects entered in operation in 4Q25:

•	In Colombia:
o	The energization of the second transformer at the Primavera Substation and the fourth transformer at the Sogamoso Substation—two projects aimed at increasing electricity exchange capacity within the National Interconnected System (SIN) and enhancing network reliability and availability.

o	The second Cuestecitas–Copey 500 kV circuit, consisting of 218 km along the Cuestecitas–Copey and Copey–Fundación routes, as well as the expansion of the new Cuestecitas Substation.

o	These three projects represent a combined investment of COP 50 billion.

•	In Brazil:
o	The Riacho Grande project in São Paulo state, with an investment of USD 160 million, features the longest underground transmission line in Brazil with 44.6 km, and the installation of a 400 MVA power transformer. This project strengthens the security and flexibility of energy supply for more than two million people in the São Paulo metropolitan region.

o	Block 1 of the Piraqué project in northern Minas Gerais entered in operation with three substations and two double circuit transmission lines totaling 142 km, which enabled ISA to begin receiving 30% of the Annual Permitted Revenues (RAP), amounting to BRL 343.1 million.

o	Additionally, 24 reinforcement, upgrade, and grid connection projects entered into commercial operation, representing USD 107 million in investments.

•	In Chile:
o	Capacity expansion of the 220 kV Maitencillo–Nueva Maitencillo transmission line, with an investment of USD 8.4 million.

•	In Peru:
o	The 220 kV transmission line of the San Gabriel project, with a total investment of USD 27 million, including the expansion of a substation, the installation of 49.9 km of transmission lines, and the construction of the San Gabriel Substation.

ISA closed 2025 with energized projects in Brazil, Colombia, Peru, and Chile, totaling USD 664 million in investments added to the Company’s annual revenue base.

3.2	Road Infrastructure

In Panama, the rehabilitation project of the Eastern Pan-American Highway achieved financial close for USD 281 million, securing the resources necessary to continue project execution along more than 240 km of roadway.

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Additionally, in 2025 ISA Intervial in Chile reached an agreement with the Ministry of Public Works (MOP) to implement a Free Flow tolling system in Ruta del Maipo.

3.3 Telecommunications

In 2025, InterNexa was recognized as an Innovation and Productivity Center by the Ministry of Science, Technology, and Innovation—reinforcing its commitment to the country’s digital transformation and technological capability development.

In Colombia, InterNexa continues working with the Ministry of Information Technologies and Communications (MinTIC) on the “ConectiVIDAd para Cambiar Vidas” project, aimed at bringing connectivity to remote areas of the country and helping reduce the digital gap.

Financial Results

Table 18: Income Statement – Energy Transmission and Roads

Billion (COP)	4Q 2025	4Q 2024	∆ ($)	∆ (%)	12M 2025	12M 2024	∆ ($)	∆ (%)
Total revenue	4,521	4,315	206	4.8%	16,033	15,806	227	1.4%
Depreciation, amortization and depletion	289	288	1	0.3%	1,144	1,103	41	3.7%
Fixed costs	2,147	1,851	296	16.0%	6,748	5,849	899	15.4%
Total cost of sales	2,436	2,139	297	13.9%	7,892	6,952	940	13.5%
Gross income	2,085	2,176	(91)	(4.2%)	8,141	8,854	(713)	(8.1%)
Operating expenses	479	416	63	15.1%	1,651	1,153	498	43.2%
Operating income (loss)	1,606	1,760	(154)	(8.8%)	6,490	7,701	(1,211)	(15.7%)
Financial result, net	(802)	(849)	47	(5.5%)	(3,291)	(3,085)	(206)	6.7%
Share of profit of companies	83	213	(130)	(61.0%)	495	540	(45)	(8.3%)
Loss before income tax	887	1,124	(237)	(21.1%)	3,694	5,156	(1,462)	(28.4%)
Provision for income tax	(180)	(30)	(150)	500.0%	(693)	(820)	127	(15.5%)
Consolidated net income	707	1,094	(387)	(35.4%)	3,001	4,336	(1,335)	(30.8%)
Non-controlling interest	(638)	(781)	143	(18.3%)	(2,553)	(3,336)	783	(23.5%)
Net income attributable to owners of Ecopetrol before impairment	69	313	(244)	(78.0%)	448	1,000	(552)	(55.2%)
(Expense) income from impairment of long-term assets	5	(41)	46	(112.2%)	2	(45)	47	(104.4%)
Deferred tax of impairment	(1)	10	(11)	(109.7%)	0	11	(11)	(100.0%)
Net income attributable to owners of Ecopetrol	73	282	(209)	(74.1%)	450	966	(516)	(53.4%)

EBITDA	2,125	2,324	(199)	(8.6%)	8,699	9,833	(1,134)	(11.5%)
EBITDA Margin	47.0%	53.9%	-	(6.9%)	54.3%	62.2%	-	(7.9%)

Revenues increased in 2025, compared to 2024, and in 4Q25, compared to 4Q24. In both cases, the increases were due to: (i) progress in construction and commissioning of projects, (ii) positive effects from contractual price escalators, (iii) higher revenues from remunerated maintenance and road concession´s returns, (iv) new telecommunications contracts, (v) the Annual Revenue Cycle RAP – Receita Anual Permitida) in Brazil, (vi) a judicial ruling in favor of ISA in Brazil regarding the “paulista” concession, and (vii) adjustments in the residual value of contractual assets. These increases were partially offset by the positive impact of the 2024 Periodic Tariff Review (RTP) and the negative effect in 2025 of the adjustment to the Existing System Basic Network (RBSE) in Brazil.

Cost of sales in 2025 and 4Q25 increased compared to 2024, and compared to 4Q24, due to inflationary pressures, higher construction activity, and entry into operation of new projects.

Operating expenses increased in 2025, compared to 2024 mainly due to: (i) higher impairment of receivables recorded in the energy transmission business in Colombia—primarily from customer AirE, and (ii) the positive effect in 2024 from the update of the major maintenance provision in Peru’s energy transmission business.

Net financial expenses increased in 2025, compared to 2024, and in 4Q25 compared to 4Q24, due to higher interest expenses associated with increased indebtedness and higher inflation on IPCA indexed debt in ISA Energía Brasil.

26

III.	Corporate Governance and Social Bodies

On October 29, 2025, we held the second “Meeting of Presidents and Board Members of the Ecopetrol Group”. This event sought the strategic alignment of the boards of directors and senior management of the Ecopetrol Group’s companies around long-term vision, value creation, and sustainability. Key topics included the analysis of geopolitical risk management and corporate decision-making, contributing to strengthening the Ecopetrol Group’s leadership capabilities to anticipate scenarios and make informed decisions in an increasingly complex international environment.

General Shareholders’ Meeting

In accordance with the decision adopted by the General Shareholders’ Meeting at its ordinary session held on March 28, 2025, an extraordinary meeting of Ecopetrol’s highest corporate body was held on November 11, 2025, during which a statutory amendment was approved. The amendment included, among other matters, the addition within the seventh slot of the list of nominees to the Company’s Board of Directors submitted by the Nation, through the Ministry of Finance and Public Credit, of an employee representative previously elected by Ecopetrol’s workforce.

Board of Directors

During 4Q25, the Board of Directors of Ecopetrol S.A. adopted, among others, the following decisions:

•	Approved the separate financial statements of Ecopetrol and the consolidated financial statements of the Ecopetrol Group corresponding to the third quarter of 2025.
•	Approved the Ecopetrol Group’s 2026 Annual Investment Plan.
•	Approved the composition of the board of director’s support committees.
•	In compensation matters, approved the general salary increase for 2026, the variable compensation model for Ecopetrol, and the 2026 Balanced Scorecard (TBG) for the Ecopetrol Group.
•	Made the following appointments:
o	Juan Carlos Hurtado Parra as Executive Vice President of Hydrocarbons, effective November 16, 2025, and as first Alternate Legal and Commercial Representative of Ecopetrol S.A., effective November 18, 2025.
o	Rodolfo Mario García Paredes as Corporate Compliance Director and Compliance Officer, effective November 16, 2025.
o	Ángela María Robledo Gómez and Álvaro Torres Macías as Chairwoman and Vice Chairman of the Board of Directors, respectively, effective November 27, 2025.

27

IV. Results Presentation

On Thursday, March 5, 2026, management expects to hold a single virtual conference, with simultaneous Spanish and English transmission, to present the results achieved by Ecopetrol. The schedule and connection details for the conference are provided below:

Conference March 5, 2026
9:00 a.m. Colombian time
9:00 a.m. New York time

To access the webcast, the following connection link is available:

https://xegmenta.co/ecopetrol/conferencia-de-resultados-4t-2025/

Once you receive the invitation, you will find the links for the Spanish and English broadcasts. To submit your questions, you may do so through the platform once the call has begun.

The results press release, the presentation, the webcast, and the conference recording will be available on Ecopetrol’s website: www.ecopetrol.com.co.

Contact Information:

Investor Relations Department

Phone: +57 310 315 8600- mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Marcela Ulloa Beltrán

Phone: +57 310 315 8600- mail: marcela.ulloa@ecopetrol.com.co

28

Ecopetrol Group Appendices

Table 1: Income Statement - Ecopetrol Group

Billion (COP)	4Q 2025	4Q 2024	∆ ($)	∆ (%)	12M 2025	12M 2024	∆ ($)	∆ (%)
Total sales	28,819	34,792	(5,973)	(17.2%)	119,694	133,328	(13,634)	(10.2%)
Depreciation and amortization	3,485	3,789	(304)	(8.0%)	15,525	14,646	879	6.0%
Variable cost	10,558	14,092	(3,534)	(25.1%)	44,371	50,545	(6,174)	(12.2%)
Fixed cost	6,278	6,313	(35)	(0.6%)	22,161	21,290	871	4.1%
Cost of sales	20,321	24,194	(3,873)	(16.0%)	82,057	86,481	(4,424)	(5.1%)
Gross income	8,498	10,598	(2,100)	(19.8%)	37,637	46,847	(9,210)	(19.7%)
Operating and exploratory expenses	3,197	1,657	1,540	92.9%	10,981	9,254	1,727	18.7%
Operating income	5,301	8,941	(3,640)	(40.7%)	26,656	37,593	(10,937)	(29.1%)
Financial income (loss), net	(1,979)	(2,376)	397	(16.7%)	(8,528)	(8,519)	(9)	0.1%
Share of profit of companies	125	262	(137)	(52.3%)	710	764	(54)	(7.1%)
Income before income tax	3,447	6,827	(3,380)	(49.5%)	18,838	29,838	(11,000)	(36.9%)
Income tax	(985)	(2,502)	1,517	(60.6%)	(5,919)	(10,921)	5,002	(45.8%)
Net income consolidated	2,462	4,325	(1,863)	(43.1%)	12,919	18,917	(5,998)	(31.7%)
Non-controlling interest	(953)	(1,132)	179	(15.8%)	(3,905)	(4,680)	775	(16.6%)
Net income attributable to owners of Ecopetrol before impairment	1,509	3,193	(1,684)	(52.7%)	9,014	14,237	(5,223)	(36.7%)
(Expense) recovery for impairment long-term assets	26	876	(850)	(97.0%)	23	867	(844)	(97.3%)
Deferred tax of impairment	(8)	(171)	163	(95.3%)	(8)	(169)	161	(95.3%)
Net income attributable to owners of Ecopetrol	1,527	3,898	(2,371)	(60.8%)	9,029	14,935	(5,906)	(39.5%)

EBITDA	9,956	11,877	(1,921)	(16.2%)	46,676	54,143	(7,467)	(13.8%)
EBITDA Margin	34.5%	34.1%	-	0.4%	39.0%	40.6%	-	(1.6%)

29

Table 2: Statement of Financial Position / Balance Sheet - Ecopetrol Group

Billion (COP)	December 31, 2025	Diciembre 31, 2024	∆ (%)
Current assets
Cash and cash equivalents	10,694	14,054	(23.9%)
Trade and other receivables	14,880	20,426	(27.2%)
Inventories	8,609	10,028	(14.2%)
Current tax assets	14,514	11,438	26.9%
Other financial assets	1,838	851	116.0%
Other assets	2,910	3,845	(24.3%)
Total current assets	53,445	60,642	(11.9%)

Non-current assets
Investments in associates and joint ventures	8,048	8,652	(7.0%)
Trade and other receivables	35,130	32,136	9.3%
Property, plant and equipment	106,104	107,455	(1.3%)
Natural and environmental resources	48,407	47,666	1.6%
Assets by right of use	994	980	1.4%
Intangibles	14,041	16,413	(14.5%)
Deferred tax assets	10,227	16,269	(37.1%)
Other financial assets	1,458	4,389	(66.8%)
Goodwill and Other assets	6,283	6,742	(6.8%)
Total non-current assets	230,692	240,702	(4.2%)

Total assets	284,137	301,344	(5.7%)

Current liabilities
Loans and borrowings	10,080	11,288	(10.7%)
Trade and other payables	15,759	19,302	(18.4%)
Provision for employees benefits	3,481	3,369	3.3%
Current tax liabilities	2,368	2,769	(14.5%)
Accrued liabilities and provisions	1,647	1,620	1.7%
Other liabilities	1,179	1,286	(8.3%)
Total current liabilities	34,514	39,634	(12.9%)

Non-current liabilities
Loans and borrowings	99,120	108,677	(8.8%)
Provision for employees benefits	10,472	14,008	(25.2%)
Non-current taxes	14,218	13,969	1.8%
Accrued liabilities and provisions	14,801	12,736	16.2%
Other liabilities	1,766	2,344	(24.7%)
Total non-current liabilities	140,377	151,734	(7.5%)

Total liabilities	174,891	191,368	(8.6%)

Equity
Equity attributable to owners of the company	83,760	83,697	0.1%
Non-controlling interests	25,486	26,279	(3.0%)
Total equity	109,246	109,976	(0.7%)

Total liabilities and equity	284,137	301,344	(5.7%)

30

Table 3: Cash Flow Statement - Ecopetrol Group

Billion (COP)	12M 2025	12M 2024
Cash flow provided by operating activities
Net income attributable to owners of Ecopetrol S.A.	9,029	14,935
Adjustments to reconcile net income to cash provided by operating activities
Non-controlling interests	3,905	4,680
Income tax	5,927	11,091
Depreciation, depletion and amortization	16,107	15,197
Foreign exchange (gain) loss	(159)	(52)
Gain on fields reversals	0	(28)
Finance costs recognized in profit or loss	10,160	9,843
Dry wells	717	1,108
Loss (gain) on disposal of non-current assets	(32)	50
Impairment of current and non-current assets	323	(605)
Fair value (gain) on financial assets valuation	(1,486)	(1,675)
Gain on financial derivatives	(2)	26
Profit on bussiness combinations	0	(1,699)
Gain on assets for sale	1	21
(Gain) loss on share of profit of associates and joint ventures	(710)	(764)
Exchange difference on export hedges and ineffectiveness	(136)	246
Provisions and contingencies	195	311
Net changes in operating assets and liabilities	(1,468)	2,662
Income tax paid	(9,029)	(10,219)
Cash provided by operating activities	33,342	45,127

Cash flows from investing activities
Investment in joint ventures	(6)	(20)
Acquisition of subsidiaries, net of cash acquired	(65)	(158)
Consideration paid for Bussiness Combinations, net	(301)	0
Investment in property, plant and equipment	(9,773)	(9,521)
Investment in natural and environmental resources	(10,552)	(10,541)
Payments for intangibles	(502)	(866)
Consideration paid for acquisition of assets	(1,109)	(880)
(Purchases) sales of other financial assets	2,265	(2,455)
Interest received	1,246	1,627
Dividends received	772	425
Proceeds from sales of assets	113	355
Net cash used in investing activities	(17,912)	(22,034)

Cash flows from financing activities
Proceeds (repayment of) from borrowings	3,210	997
Interest paid	(8,199)	(7,526)
Lease Payments	(641)	(563)
Return of capital	(18)	(30)
Dividends paid	(11,717)	(15,565)
Net cash used in financing activities	(17,365)	(22,687)

Exchange difference in cash and cash equivalents	(1,425)	1,312
Net (decrease) increase in cash and cash equivalents	(3,360)	1,718
Cash and cash equivalents at the beginning of the period	14,054	12,336
Cash and cash equivalents at the end of the period	10,694	14,054

31

Table 4: EBITDA Reconciliation - Ecopetrol Group

Billion (COP)	4Q 2025	4Q 2024	12M 2025	12M 2024
Net income attributable to the owners of Ecopetrol	1,527	3,898	9,029	14,935
(+) Depreciation, amortization and depletion	3,653	3,906	16,107	15,197
(+/-) Impairment of long-term assets	(26)	(876)	(23)	(867)
(+/-) Gain in bussiness combinations	0	(1,721)	0	(1,721)
(+/-) Financial result, net	1,979	2,376	8,528	8,519
(+) Income tax	993	2,673	5,927	11,090
(+) Taxes and others	877	489	3,203	2,310
(+/-) Non-controlling interest	953	1,132	3,905	4,680
Consolidated EBITDA	9,956	11,877	46,676	54,143

Table 5: EBITDA Consolidation by Segment (4Q 2025)

Billion (COP)	Upstream	Downstream	Midstream	Energy	Eliminations	Consolidated
Net income attributable to the owners of Ecopetrol	801	(555)	1,208	73	0	1,527
(+) Depreciation, amortization and depletion	2,386	554	351	362	0	3,653
(+/-) Impairment of long-term assets	325	0	(346)	(5)	0	(26)
(+/-) Financial result, net	814	241	109	802	13	1,979
(+) Income tax	(158)	133	837	181	0	993
(+) Other taxes	412	351	40	74	0	877
(+/-) Non-controlling interest	(21)	46	290	638	0	953
Consolidated EBITDA	4,559	770	2,489	2,125	13	9,956

Table 6: Investment by Segment - Ecopetrol Group

Million (USD)	Ecopetrol S.A.	Affiliates and Subsidiaries	Total 12M 2025	% Share
Hydrocarbons	3,022	1,591	4,597	73%
Production	2,397	1,102	3,499	55.9%
Downstream	255	135	391	6.2%
Exploration	281	54	335	5.4%
Midstream*	0	299	299	4.8%
Corporate**	72	0	73	1.2%
Energies for the Transition**	69	17	86	1.4%
Energy Transmission and Toll Roads	0	1,572	1,572	25.1%

Energy Transmission	0	1,439	1,439	23.0%
Toll Roads	0	108	108	1.7%
Telecommunications	0	24	24	0.4%

Total	3,091	3,180	6,255	100.0%

* Includes the total investment amount for each Ecopetrol Group company (Ecopetrol S.A. share and non-controlling interest).
** Includes only the total of organic investments.

32

Ecopetrol S.A. Appendices

Following are the Income Statement and Statement of Financial Position of Ecopetrol S.A.

Table 7: Income Statement

Billion (COP)	4Q 2025	4Q 2024	∆ (%)	12M 2025	12M 2024	∆ (%)
Local	12,485	15,612	(20.0%)	54,887	62,345	(12.0%)
Exports	9,270	10,901	(15.0%)	38,654	43,089	(10.3%)
Total revenue	21,755	26,513	(17.9%)	93,541	105,434	(11.3%)
Variable costs	15,016	17,716	(15.2%)	63,488	67,280	(5.6%)
Fixed costs	3,959	4,437	(10.8%)	15,510	16,265	(4.6%)
Total cost of sales	18,975	22,153	(14.3%)	78,998	83,545	(5.4%)
Gross income	2,780	4,360	(36.2%)	14,543	21,889	(33.6%)
Operating expenses	(1,512)	(336)	350.0%	(5,452)	3,025	(280.2%)
Operating income	1,268	4,696	(73.0%)	9,091	18,864	(51.8%)
Financial income/loss	(1,295)	(1,766)	(26.7%)	(5,907)	(6,391)	(7.6%)
Share of profit of companies	1,603	2,572	(37.7%)	7,050	8,489	(17.0%)
Income before income tax	1,576	5,502	(71.4%)	10,234	20,962	(51.2%)
Income tax	162	(1,571)	(110.3%)	(994)	(5,993)	(83.4%)
Net income attributable to owners of Ecopetrol	1,527	3,897	(60.8%)	9,029	14,935	(39.5%)

EBITDA	3,592	5,210	(31.1%)	19,035	25,817	(26.3%)
EBITDA margin	16.5%	19.70%	(3.2%)	20.30%	24.50%	(4.2%)

33

Table 8: Statement of Financial Position / Balance Sheet

Billion (COP)	December 31, 2025	September 30, 2025	∆ (%)
Current assets
Cash and cash equivalents	2,796	4,141	(32.5%)
Trade and other receivables	9,496	13,634	(30.4%)
Inventories	5,829	6,933	(15.9%)
Current tax assets	10,947	9,743	12.4%
Other financial assets	2,349	1,274	84.4%
Other assets	1,461	1,838	(20.5%)
Total current assets	32,878	37,563	(12.5%)

Non-current assets
Investments in associates and joint ventures	85,889	94,495	(9.1%)
Trade and other receivables	685	594	15.3%
Property, plant and equipment	40,799	36,891	10.6%
Natural and environmental resources	30,381	28,043	8.3%
Assets by right of use	2,367	2,573	(8.0%)
Intangibles	494	590	(16.3%)
Deferred tax assets	3,410	9,535	(64.2%)
Other financial assets	76	2,695	(97.2%)
Goodwill and other assets	1,132	1,262	(10.3%)
Total non-current assets	165,233	176,678	(6.5%)

Total assets	198,111	214,241	(7.5%)

Current liabilities
Loans and borrowings	7,686	7,784	(1.3%)
Trade and other payables	12,094	16,102	(24.9%)
Provision for employees benefits	3,088	2,991	3.2%
Current tax liabilities	903	831	8.7%
Accrued liabilities and provisions	1,119	1,135	(1.4%)
Other liabilities	450	392	14.8%
Total current liabilities	25,340	29,235	(13.3%)

Non-current liabilities
Loans and borrowings	66,239	76,871	(13.8%)
Provision for employees benefits	10,040	13,544	(25.9%)
Non-current tax liabilities	549	524	4.8%
Accrued liabilities and provisions	11,912	10,081	18.2%
Other liabilities	271	289	(6.2%)
Total non-current liabilities	89,011	101,309	(12.1%)

Total liabilities	114,351	130,544	(12.4%)

Equity
Equity attributable to owners of the company	83,760	83,697	0.1%
Total equity	83,760	83,697	0.1%

Total liabilities and equity	198,111	214,241	(7.5%)

34

Table 9: Export Destinations - Ecopetrol Group

Crudes - mboed	4Q 2025	4Q 2024	% Share	12M 2025	12M 2024	% Share
U.S. Gulf Coast	142.6	186.7	31.7%	166.8	183.6	38.9%
Asia	289.7	207.2	64.3%	213.3	220.2	49.7%
Central America / Caribbean	8.0	0.0	1.8%	4.2	0.0	1.0%
Others	0.0	19.4	0.0%	2.1	10.8	0.5%
Europe	0.0	22.0	0.0%	18.5	13.2	4.3%
U.S. West Coast	4.8	16.9	1.1%	12.3	9.3	2.9%
South America	0.0	0.0	0.0%	0.0	2.0	0.0%
U.S. East Coast	5.4	11.1	1.2%	11.9	6.8	2.8%
Total	450.5	463.3	100.0%	429.1	445.9	100.0%

Products - mboed	4Q 2025	4Q 2024	% Share	12M 2025	12M 2024	% Share
Central America / Caribbean	18.4	43.2	18.5%	25.5	37.3	23.7%
U.S. Gulf Coast	44.9	41.5	45.1%	40.8	34.3	38.1%
Asia	16.1	14.0	16.1%	16.6	15.2	15.5%
South America	9.5	9.8	9.6%	9.7	8.7	9.0%
U.S. East Coast	9.1	9.4	9.2%	10.3	14.6	9.6%
Europe	1.5	9.0	1.5%	3.7	4.5	3.5%
U.S. West Coast	0.0	0.0	0.0%	0.0	0.0	0.0%
Others	0.0	0.0	0.0%	0.6	0.2	0.6%
Total	99.4	127.0	100.0%	107.3	114.8	100.0%

Note: The information is subject to modification after the quarter’s close, as certain destinations may be reclassified based on the final export results.

Table 10: Local Purchases and Imports - Ecopetrol Group

Local Purchases - mboed	4Q 2025	4Q 2024	∆ (%)	12M 2025	12M 2024	∆ (%)
Crude Oil	182.7	215.0	(15.0%)	185.5	213.9	(13.3%)
Gas	3.2	6.1	(47.5%)	3.9	6.5	(40.0%)
Products	3.3	3.5	(5.7%)	3.2	3.3	(3.0%)
Diluent	0.1	0.0	-	0.1	0.0	-
Total	189.3	224.6	(15.7%)	192.6	223.7	(13.9%)

Imports - mboed	4Q 2025	4Q 2024	∆ (%)	12M 2025	12M 2024	∆ (%)
Crude Oil	50.0	36.2	38.1%	59.8	45.8	30.6%
Products	64.2	113.2	(43.3%)	78.0	84.3	(7.5%)
Diluent	25.5	24.2	5.4%	31.1	29.4	5.8%
Total	139.8	173.7	(19.5%)	168.8	159.5	5.8%

Total	329.1	398.3	(17.4%)	361.4	383.2	(5.7%)

35

Table 11: Details of Exploratory Wells - Ecopetrol Group

#	Quarter	Name	Initial Well Classification (Lahee)	Block	Name	Operator/Partner	Status	TD Date
1	First	Toritos Oeste-1	A1	LLA123	LLanos Central	Geopark 50%(operator) -Hocol 50%	Under Evaluation	Feb/2025
2	First	Sirius-2 ST2	A1	Gua Off 0	Caribe Offshore	Petrobras 44,44% (operator) - Ecopetrol 55,56%	Successful	Jan/2025
3	First	Andina Este-1	A3	Capachos	Piedemonte	Parex 50% (operator) - Ecopetrol 50%	Dry	Feb/2025
4	Second	Currucutu-1	A3	LLA123	LLanos Central	Geopark 50%(operator) -Hocol 50%	Successful	Apr/2025
5	Second	Toritos Sur-3	A1	LLA123	Llanos Central	Geopark 50% (Operator) - HOCOL 50%	Successful	May/2025
6	Second	Buena Suerte-1	A3	Gua Off 0	Caribe Offshore	Petrobras 44,44% (operator) - Ecopetrol 55,56%	Dry	Jun/2025
7	Third	Matraquero-1	A3	LLA104	LLanos Central	Geopark 50% (Operator) - Hocol 50%	Under Evaluation	Aug/2025
8	Third	Toritos Norte-3	A1	LLA123	LLanos Central	Geopark 50% (Operator) - Hocol 50%	Successful	Sep/2025
9	Fourth	Toritos Este-1	A2c	LLA123	LLanos Central	Geopark 50% (Operator) - Hocol 50%	Successful	Oct/2025
10	Fourth	Papayuela-1	A3	Gua Off 0	Caribe Offshore	Petrobras 44,44% (operator) - Ecopetrol 55,56%	Dry	Oct/2025
11	Fourth	Infantas 3340	A2b	Cira Infantas	VMM	Sierracol 48% (executor) Ecopetrol 52%	Under Evaluation	Nov/2025
12	Fourth	Raju-1	A2c	Sur Oriente	PUT	Gran Tierra (executor), Ecopetrol 100%	Successful	Oct/2025
13	Fourth	Tinamu-2	A1	CPO 09	Llanos Sur	Ecopetrol 100% (operator)	Under Evaluation	Dic/2025
14	Fourth	Currucutu-2	A1	LLA123	LLanos Central	Geopark 50% (Operator) - HOCOL 50%	Under Evaluation	Dic/2025
Wells drilled in Join Ventures
1	First	Guarilaque West-1	A2c	Orocue	Llanos Central	Perenco	Dry	Mar/2025
2	Second	Cosecha G-NE-1	A1	Cosecha	Llanos Central	Sierracol	Successful	May/2025

Table 12: HSE Performance (Health, Safety and Environment)

HSE Indicators*	4Q 2025	4Q 2024	12M 2025	12M 2024
Frequency of total registrable injuries (No. Recordable cases / Million man hours)	0.29	0.40	0.27	0.32
Environmental incidents**	1	0	4	2

* The results of the indicators are subject to change after the end of the quarter due to the fact that some of the accidents and incidents are reclassified according to the results of the investigations. **Environmental incidents are those hydrocarbon spills greater than 1 barrel, with environmental impact.

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